ER –
ore?



2008
Annual Report

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	HGB
2005***	2004	2003	2002	2001	2000	1999
463.5	488.1	416.0	431.0	419.5	399.0	245.3
36.8	37.8	28.0	39.7	39.6	37.4	27.3
27.0	24.9	13.6	24.4	26.1	25.2	18.7
25.7	22.9	11.4	20.4	21.4	22.2	14.8
19.0	17.1	7.7	15.2	15.2	15.4	9.3
26.4	33.9	28.7	31.6	4.3	27.9	2.6
17.8	17.8	17.8	17.8	17.8	16.5	16.5
1.06	0.96	0.43	0.85	0.90	0.93	0.56
0.30	0.27	0.24	0.24	0.22	0.22	0.211
11.2	10.3	6.3	9.6	14.9	16.7	12.3
93.3	137.7	124.3	123.4	111.2	97.9	85.3
2,007	2,780	2,688	2,466	2,511	2,510	1,839

Share price *)		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
High	€	35.94	53.69	36.63	36.15	27.84	14.84	29.81	42.50	40.60	19.35	19.84
Low	€	10.00	31.54	21.78	21.65	15.25	8.60	8.39	21.90	13.04	12.93	13.15
Closing price	€	11.00	36.40	36.50	23.25	27.84	14.79	9.65	24.50	35.35	13.35	18.89
P/E (closing price)	€	9.5	24.6	29.4	22	30	34	11	27	38	24	22
Market cap in million	€	196	649	651	415	496	264	172	437	583	220	312

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7.45

Shareholder structure


YSRO
31.6%
Free float
49.5%
WAB trust
18.9%

Share price chart 1992 – 2008


Share price (€)
60
50
40
30
20
10
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Wiener Börse AG *Trading range and year-end price*

Overview		IFRS 2008	IFRS 2007	IFRS 2006
Consolidated group sales	€ m	410.2	397.5	362.0
EBITDA	€ m	40.2	45.3	40.9
EBIT	€ m	29.2	36.3	32.6
Earnings before taxes	€ m	27.0	35.3	31.8
Consolidated net earnings	€ m	20.6	26.3	22.2
Cash flow from operating activities	€ m	28.1	22.5	26.9
Number of shares (31/12) *)	million	17.5	17.8	17.8
Earnings per share	€	1.16	1.48	1.24
Dividends and bonus per share	€	0.38**	0.38	0.35
Investment in tangible and intangible assets	€ m	16.6	13.9	10.2
Equity	€ m	138.2	129.6	109.2
Employees as of 31/12	persons	2,389	2,354	2,202

*) Previous years adjusted. 1:10 stock split in July 2000. **) Proposal to the AGM. ***) Spin-off of AST-segment as of end October 2005

Summary of balance sheet	2008		2007	
ASSETS	€ m	%	€ m	%
Long-term assets	121.1	42.9	116.2	40.6
Short-term assets	161.1	57.1	170.3	59.4
TOTAL ASSETS	282.2	100.0	286.5	100.0
EQUITY AND LIABILITIES	€ m	%	€ m	%
Equity	138.2	49.0	129.6	45.2
Long-term liabilities	34.9	12.4	58.7	20.5
Short-term liabilities	109.2	38.7	98.2	34.3
TOTAL LIABILITIES	282.2	100.0	286.5	100.0

Sales 2008 by business segment (in %)


Switzerland / Others
15%
Austria /Germany
42%
Italy / Spain
8%
Scandinavia
11%
France / Benelux
24%

Employees by business segment as of 31/12/2008


Switzerland / Others
338
Austria /Germany
1,158
Italy / Spain
90
Scandinavia
213
France / Benelux
590

BWT – The Water Company

The Best Water Technology Group was formed in 1990 and today is Europe's leading water technology company. The goal of our 2,400 employees in 70 subsidiaries and associates is to provide private, industrial, business, hotel, hospital and municipality customers with innovative, ecological and efficient technologies that deliver maximum safety, hygiene and health in their daily contact with the elixir of life, water.

BWT offers state-of-the-art water treatment technologies and services for drinking water, process water, heating water, boiler water, cooling water and water for air-conditioning systems as well as swimming pool water. For the technological superiority in all areas of water treatment, the international BWT innovation centers continuously research, develop and optimize processes for filtration, limescale protection, softening, dosing, disinfection (UV, ozone, chlorine dioxide, advanced oxidation), membrane technology (microfiltration, ultrafiltration, nanofiltration, reverse osmosis) and special filters for the prevention of legionella.

New materials for water treatment originate from BWT fundamental research in co-operation with leading universities and research institutes in particular for the removal of heavy metals like arsenic, lead, cadmium, copper and nickel.

Tens of thousands of service employees, plumbers, planners, architects and sanitation experts constitute the BWT water partner network. Whether at the entrance of the water pipe into a building (at the "Point of Entry") or at the tapping point ("Point of Use"), BWT products "made in Europe" have proven their quality million times. With new table water filters for preparing tea or coffee, filters for optimizing water for coffee machines, water filters for baking and steam ovens and vending machines, under-the-sink particle-filters as well as micro-filters, water dispensers, reverse osmosis and UV devices BWT also offers compact and innovative products for end consumers for best water quality.

Best technologies and permanent product development materially contribute to grow the company and reputation of the market-leading regional brands BWT, Cillit, HOH, Permo and Christ aqua.

With new high efficiency membranes for the fuel cell, the energy converter of the 21st century, BWT is working for a cleaner energy supply.

BWT – The Water Company – is our vision to provide our customers and partners with the best products, systems and technologies and services in all areas of water treatment. Water is the elixir of life and limited resource. Water is our challenge.

BWT – The Leading International Water Technology Group.

Foreword of the Chief Executive Officer

Dear Shareholders,
Dear Business Friends,


Andreas Weissenbacher, CEO

We are experiencing a world of extremes with wealth and poverty, abundance and thirst, water and drought, growth and recession lying side by side. But water does not know any recession. Water is life and prosperity, the elixir of life and an indispensable, limited and important resource. BWT – The Water Company – embodies our mission to develop, manufacture, distribute and service environmentally friendly and economic water treatment products and services for households, businesses and industrial customers, an assignment that started with the foundation of the company back in 1990. In 2008, we also made a significant progress in fulfilling our mission as we kept developing our strong positioning in water technology in this volatile economic environment.

In the course of 2008 the global economy slumped into a deep recession which spread across almost all industries and regions, caused by the US property- and financial crisis, accompanied by numerous bank collapses. Credit crunch, breakdown of exchange rates on the capital markets and the related need to adjust valuations, as well as collapse of large financial institutions caused a deep crisis of trust in the banking sector, followed by a strong limitation of credit availability and the resulting liquidity bottlenecks.

With an equity ratio of 49.0% and a low debt level of 18.8% measured through gearing BWT boasts a solid balance sheet, in spite of its extensive investments amounting to € 19.9 million, dividend payment of € 6.8 million and share buyback at a level of € 5.3 million. Nevertheless, BWT was not able to fully escape the impact of a weak environment: after a strong 10% growth in 2007 and in the first half of 2008 total turnover in 2008 amounted to € 410.2 million, thus growing by 3.2%.

Regional development was quite diversified. Eastern Europe showed a double digit growth and was responsible for 7.7% of the group turnover. Service, which is of strategic importance grew by 10.3%, which accounts for 21.3% share in the turnover. High investments in new facilities and shifts in product mix, as well as reduced growth led to a lower EBIT margin, while EBIT value fell from € 35.2 million to € 29.2 million.

Net result amounting to € 20.6 million was 21.4% lower than last year's record € 26.4 million, profit per share reached € 1.16 compared with € 1.48 the year before. Operating cash flows improved significantly to € 31.7 million compared with € 22.5 million the year before, due to improved net working capital, which enabled self-financing of investments in facilities and share buyback program, as well as the reduction of bank liabilities.

As regards Fuel Cell Membrane Technologies we continued our development work on various applications of fuel cells. Falling oil prices and the economic crisis cannot conceal the fact that we are still facing significant energy shortages and the necessity to introduce environmentally efficient, decentralized energy supplies which fuel cells can offer.

The implementation of our Point-of-Use (PoU) strategy was a significant growth impulse, as was our international expansion based on our broad technology portfolio. Contrary to Point-of-Entry (EoE), our traditional business field where water is treated on the entry to the residential water lines, in the case of Point-of-Use, water is treated at the tapping point. Typical PoU applications include table water filters, decarbonisation filters for coffee makers, vending machines, steamers and drinking water dispensers. This market is still capable of development and offers a large growth potential for our partially unique technological know-how that has been proven reliable a million times at PoE in many areas.

In 2008 we continued our big investment program worth € 19.0 million (compared with € 15.3 million the year before) focusing on PoU, as well as on increasing efficiency of our processes and infrastructure. Once again we extended our innovative PoU product program for professional users (e.g. catering) and we established new quality standards which allowed us to gain new customers also in 2008. The premises for further growth were laid by setting up a new subsidiary in the Netherlands and bundling the business in Hungary.

Our research and development expenses in 2008 totalled € 12.4 million (€ 10.6 million in 2007). The main focus was on extension and further development of the product program in the Point-of-Use area. The coffee and vending machines filter program was completed among others with "Besttaste-" and "Bestprotect-" versions. "Magnesium+" cartridges, which are now in the pipeline, accounted for a revolutionary development in the "table water filters" segment. Some of the most important development projects in 2008 in BWT's core business, namely Point-of-Entry area, involve protective filters, special softening salt "SANITABS", as well as a heating protection program. Other innovations are related with the development of more efficient softening devices, components and control units, reverse osmosis equipment or improvements in the area of modern disinfection technologies (UV, ozone) that are a proof of BWT's technological leadership.

The international stock markets suffered a real crash in 2008 once it became clear that the US financial crisis would result in further crises. The US Dow Jones Index lost 33%, DAX 42% and the Austrian ATX even 61%. Despite the share buyback program launched in April 2008 BWT's shares suffered a 69% drop in price and at the end of the year reached the level of € 10 which equals the price from September 2003. It is in those difficult times for our shareholders that we continued active and open communication program by participating in over 10 conferences for investors and Roadshows, as well as in local banking events.

The dramatic downturn on the stock markets resulted in significantly less M&A transactions or takeovers. The only considerable merger involved residential water technology business of the American Pentair and General Electric whose Joint Venture generates an annual turnover of US$ 450 million. In the chemical industry the take-over of Rohm+Haas by Dow Chemical that was announced only in July 2008 has been put off.

I would like to take this opportunity to thank our Supervisory Board for its involvement and its very constructive and active cooperation last year. Also my wholehearted thanks go to all highly motivated and engaged BWT employees for their involvement. I am proud of this Best Water Technology Team.

We will not let ourselves be unnerved by the economic turbulences and we will keep pursuing our strategies with consistency and perseverance. We are working on the implementation of our vision of the "internationally leading water technology group, BWT – The Water Company" with big motivation and fully concentrated on our strengths, purposeful and farsighted. We will realize this goal successfully on the global market with our market plans, our employees and shareholders. With the progress in 2008 and confidence in the success of our vision we are proposing the general shareholders meeting an unchanged dividend of € 0.38 per share.

Dear Shareholders, Business Partners and Friends of BWT, I would like to thank you wholeheartedly for the trust you have put in us so far. Safety, hygiene and health in contact with the elixir of life – water, with first class water treatment offers opportunities that we will take advantage of. I am glad that you will go this way with us also in the future.

Yours,



For some it is a simple thirst quencher.



With BWT AQA total it is source of energy
rich in vital substances straight from the tap.


The BWT AQA total limescale protection
system leaves all valuable minerals in the water and
transforms every tap into a bubbling energy source,
enabling you to enjoy fresh BWT crystal water
which is rich in minerals from clean pipes.
BWT

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

BWT – the leading European water technology group



Group structure as at December 31, 2008

BWT Aktiengesellschaft
A-5310 Mondsee, Nominal capital: € 17,833,500,–

AUSTRIA/GERMANY
- BWT Austria GmbH, A - Mondsee
- BWT Wassertechnik GmbH, D - Schriesheim
- Aqua Service GmbH, A - Mondsee
- BWT Group Services, A - Wien
- arcana pool systems GmbH, A - Gerasdorf
- BWT International Trading Ltd., MT - La Valetta
- water + more GmbH, D - Wiesbaden
- FuMA Tech GmbH, D - St. Ingbert

FRANCE/BENELUX
- BWT France SAS, F - St. Denis
- C.P.E.D. SAS, F - Cergy Pontoise
- C.P.S. SAS, F - Cergy Pontoise
- BWT Belgium NV/SA, B - Zaventem
- Benchem NV, B - Boortmeerbeek
- BWT Nederland BV, NL - Zoeterwoude

SCANDINAVIA
- HOH Water Technology A/S, DK - Greve
- HOH Vattenteknik AB, SE - Malmö
- HOH Birger Christensen AS, N - Rud
- HOH Separtec OY, FIN - Raisio

ITALY/SPAIN

- Cillichemie Italiana Srl, I - Milano
- Cilit SA, E - Cornellà de Llobregat
- water + more Iberica SL, E - Barcelona
- water + more Italia Srl, I - Bresso

SWITZERLAND/ OTHERS

- Christ Aqua AG, CH - Aesch
- BWT Hungária Kft., H - Budaörs
- BWT Polska Sp.z.o.o., PL - Warszawa
- BWT Ukraine Ltd., UA - Kiev
- BWT Česká Republika s.r.o., CZ - Říčany (Praha)
- ANNA International Ltd., MT - Sliema
- BWT Water Technology Shanghai Co Ltd., PRC
- OOO BWT [1], RUS - Moskau

[1] *As of January 2009*

Supervisory Board



from left to right: Dr. Wolfgang Hochsteger, Dipl.-Vw. Ekkehard Reicher, Serge Schmitt, Gerda Egger, Klaus Reinhard Kastner, Mag. Dr. Leopold Bednar

Mag. Dr. Leopold Bednar, Vienna – Chairman
Senior partner of CONplementation Unternehmensberatung GmbH.
Chairman of the Supervisory Board of BWT AG since 1991.

Dr. Wolfgang Hochsteger, Hallein – Deputy chairman
Lawyer and partner of law firm Hochsteger Perz Wallner Warga;
Deputy Chairman of the Supervisory Board of BWT AG since 1991.

Dipl.-Vw. Ekkehard Reicher, Oberalm
Consultant; member of the Supervisory Board of BWT AG since 1996.

Gerda Egger, Golling
Management Board of the WAB trust;
member of the Supervisory Board of BWT AG since 1996.

Serge Schmitt, Hagenthal-le-Bas, France
Member of the Management Board of Christ Water Technology AG.
Member of the Supervisory Board of BWT AG since 2002.

Klaus Reinhard Kastner, MBA, München
Branch manager of Raiffeisen Landesbank Oberösterreich Aktiengesellschaft,
Office Southern Germany; member of the Supervisory Board of BWT AG since 2001.

Management Board



Gerhard Speigner
Chief Financial Officer (CFO)
since 1996

responsible for the departments Finance & Controlling, Treasury, Information Technology and Law.

Andreas Weißenbacher
Chief Executive Officer (CEO)
since 1991

responsible for the operating business and the departments Research & Development, Human Resources, Marketing and Investor & Public Relations.



For some it is a relaxing evening bath.



With BWT AQA perla it is pure beauty care –
for velvet-soft skin and smooth hair.

With **BWT AQA perla**, every time you turn on the tap you can enjoy the comforting experience of soft water. Silky-soft BWT pearl water flatters your skin and has a pleasant, gentle feeling. It makes every shower or bath a mini spa experience.


BWT

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Water – the elixir of life and the global market

„Peck Water" – Water at the turning point



Prof. Malin Falkenmark,
Stockholm International Water Institute
(Stockholm Water Front, Dezember 2008)

„We are entering an era of sharpening water shortages. Easy access to ‚blue water' is coming to an end in many regions of the world. Expanding water pollution, depleted river streamflow, overdrawn groundwater, water usability threatened by salinisation, and water for ecosystems sinking below the acceptable minimum all point to a peaking of ‚blue water resources'."

"Water shortages are mounting while demand and consumption rapidly accelerate. The urgency of this situation cannot be overstated. Yet, the need to anticipate, prevent, mitigate and adapt to this reality and potential 'peak water' remain either poorly understood or greatly underestimated."

"'Blue water' scarcity has conventionally been conceptualised by addressing use-to-availability ratio – also called criticality ratio. The usual recommendation is for water demand management to bring down over-appropriation. The relative amount that should remain unallocated to maintain aquatic ecosystem health has been specified as 'environmental flow'. As population increases, a second dimension of blue water scarcity has to be taken into account. The population pressure on the available water, or the level of water crowding, is a phenomenon referred to as 'chronic water shortage'. When combined with high water stress this results in 'severe water shortage'."

Blue water is the visible water contained in rivers and aquifers. Green water refers to the invisible water in the soil, which comprises a huge but often forgotten portion of water resources. Both sources originate from the rainfall captured within the water divide of the catchment.

Stress on water resources in Europe


Austria 3%
Baltic States 1%
Belgium 41%
Bulgaria 55%
Czech Republic 20%
Denmark 21%
France 19%
Germany 30%
Greece 11%
Hungary 7%
Italy 23%
Netherlands 9%
Poland 23%
Portugal 14%
Romania 11%
Russian Federation 2%
Scandinavia (excl. DK) 1%
Spain 32%
Switzerland 4%
Ukraine 27%
United Kingdom 7%

Total water consumption (households, industry, agriculture) as a percentage of total available renewable water resources. Sorce: World Wildlife Fund

We are facing ever more stress related with natural drinking water resources, also in Europe. Water stress occurs when the volumes of used water exceed water supply. There are two measures applied to define water stress. On the one hand it is assumed that water stress starts from 1,700 cubic meters per head and year, on the other hand (and this method is also used by the UN) water intake is set against the renewable water supply (rainfalls, ground water regeneration). Water stress occurs when the annual intake exceeds the renewable supply by 20%. Water stress becomes water scarcity when this figure reaches 40%.

In Austria some 3% of volumes stem from renewable water supply – a true water paradise. However, Bulgaria for instance suffers from water scarcity, as it uses 55% of renewable water supplies. This results in limited water reserves in case of a longer period of drought. In the developing countries, population grows very fast, and the more people live in a given country, the more water is used not only for drinking, but also for the production of food and hygiene.

The basis of human health

All life was created from water. It is the main part of living matter. 50 to 90% of mass of living organisms is composed of water. People need some 3 litres water per day, a large deciduous tree needs 100 litres daily, while a field for growing 100 kilogram wheat needs approximately 25,000 litres. Water is more than a life factor, it is plainly the survival factor. People can live up to 40 days without food, but no longer than 4 days without water.

We are living in times in which our health and habitat awareness has been gaining on importance. We also know that the quality of our lives is strongly influenced by growing environmental pollution and increasing supply of industrially processed food. Discussions about water have become an integral part of the media, as water plays a major role in almost all life- and production processes.

We can frequently change types of food in our diet, but we cannot change water. Drinking water is the most important food product and the basis for our high hygienic standards. We use it to prepare our dishes, make tea or coffee, and many people basically drink tap water. In this regard water quality is much more important for living organisms than food quality. It is therefore important to pay particular attention to water quality. However, the quality of our tap water depends on where it stems from, how it is processed and how it is transported to households. The quality of water from the pipe can therefore vary significantly.

Water is the key to our well-being. It is the most valuable resource on earth for every living organism, because none can live without water. The quality of our lives is directly linked with the quality of water we absorb. It has to be therefore of the highest quality, if we want to stay healthy and fit.





Water in everyday life

Since water is able to dissolve numerous substances in large amounts, it seldom appears in nature in pure form. Falling rain or snow absorbs carbon dioxide or other gases, as well as traces of organic and inorganic substances from the atmosphere. Upon contact with the ground, water reacts with minerals in soil and rocks. Surface and ground water contains mainly sulphates, chlorides and hydrocarbons of sodium and potassium, as well as calcium and magnesium. Nowadays also water pollution with compounds from households and pharmaceutical industry (e.g. residues of aspirin, caffeine, animal growth hormones from animal breeding or endocrinal substances) has become more widespread. The existing water- and waste-water treatment facilities are not designed to remove such residues.

Drinking water is the most important food and it's the basis for our high hygienic standards. It is used in various areas of life in households: as a drink, for preparing dishes and beverages, for bathing and showering, laundering, doing the dishes etc. It is also indispensable for the production of almost all foodstuffs.



The global water market

Demand for water continues to escalate at unsustainable rates, at the same time, the world's fresh water supply is shrinking due to pollution, draining of underground aquifers, and climate change. In the United States, water demand has tripled in the past 30 years, while the population growth has been just 50%. Globally, water consumption is doubling every 20 years, more than 2 times population growth. Given current trends, by 2025, it is estimated that about one-third of the global population will not have access to adequate drinking water.

The estimated global water market is about USD 425 billion with on the long-term 4%-6% defensive growth opportunities. In developed markets such as the United States and Western Europe, the water sector should generate about 3%-5% growth, mainly from the required upgrades to the existing water and wastewater infrastructure. In developing markets such as China and India, the build-out of new water and wastewater infrastructure should drive 10%+ growth for at least the next five to ten years.

Global water market (in USD billion)


Engineering and consulting services 12
Automation systems 4
Infrastructure 44
Filtration 25
Residential water treatment 22
Industrial water treatment 95
Desalination 7
Water and wastewater treatment 164
Water test 5
Valves 46
Pumps 29
0
20
40
60
80
100
120
140
160
180

Source: Goldman Sachs Investment Research, 2008

As the supply and demand imbalances become more severe, higher-technology water sectors are expected to see the highest growth in the global water market:

- Filtration/Ultrafiltration – Advances in these sectors may replace chemical water treatment
- Reverse Osmosis (membrane technology)
- Desalination (drinking water from salt water)
- UV- and Ozone-Disinfection-Systems – a cost-effective alternative to chlorine for water disinfection
- Water testing

The target market of the BWT Group includes small, compact water treatment products for households, buildings and industry. This market is worth around USD 10 billion globally, with a potential average annual growth of 5%. Due to differences in market saturation an above-average growth can be expected on the emerging markets of Eastern Europe and Asia. While market structure is mainly dominated by local suppliers, BWT is one of the global companies and a European market leader with ca. 30% share.



For some it is a pick-me-up at lunchtime.



With BWT water+more filter candles your coffee
becomes an aromatic treat that makes you want more.

BWT water + more offers customised water-optimisation solutions for the catering trade – so your favourite coffee can reveal its perfect aroma and excellent taste.



BWT

BEST WATER TECHNOLOGY

BWT – The Water Company

Highlights 2008


BWT – The Water Company

- BWT extends technological leadership
- Launch of new innovations at the Point of Use and Point of Entry
- Sales € 410 million €, EBIT € 29.3 million
- Strong operating cash flow +25%
- New subsidiaries in the Netherlands and Russia
- Equity ratio rises to 49.0%, level of debts fall to 18.8%
- Stable dividend at € 0.38 per share

BWT Value Strategy

VISION
BWT – The Leading International Water Technology Group

STRATEGY
Growth
- through innovation
- through geographical expansion
- in existing markets with existing technologies

FINANCING OF GROWTH
Long-term from organic cash flow


BWT
=
H
2
O
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BWT

Management Report 2008

ECONOMIC ENVIRONMENT

In 2008, the world economy entered a recession, which had been caused by the real estate and financial crisis in the US and was accompanied by numerous bank collapses. In effect, the crisis had spread to almost all industries and regions. The burst of the "credit bubble" in conjunction with a sharp slump in prices in the capital markets and the need to adjust the value of financial institutions led to a confidence crisis in the banking sector, which in turn caused a reduction of lending and problems with liquidity. Central banks as well as politicians attempted to stabilize the situation by cutting interest rates on a massive scale and implementing state-sponsored rescue measures.

By the end of autumn it seemed that the financial situation was somewhat recovering. From that moment on, however, the impact of the crisis on the real economy became more and more apparent. In the US, measures aimed at boosting economy still produced some growth in the second quarter. But the US industrial output (–3.7%) and retail sales (4.7%) were already declining. A stagnation of production and retail trade was also observed in the Euro area, where in the two last quarters they dropped below the levels from the previous year. In the last quarter of 2008 the recession hit the US, Europe and Japan. The growth rate for the US in 2009 is expected to reach 1.5%, which has been the lowest figure since 1982. In the euro area it is estimated at –1.3%, which in turn represents the sharpest economic plunge since the 1950s. After years of strong performance, an economic cool-down can also be felt in China. And thus for 2008 the economic growth is estimated at 9.3%, whereas in 2009 it should reach the level of about 6%. In 2007 the fourth biggest economy grew by 11.4%.

The forex and the raw materials markets also could not escape the turbulence. In summer the oil price peaked at the absolute record high of US$ 146 per barrel, only to tumble below US$ 40 by the end of the year. A similar picture can be seen as far as the performance of Euro on forex markets is concerned. In summer the Euro was still worth US$ 1.60 before dropping to US$ 1.23 in October. By the end of year, it climbed again to US$ 1.40.

GDP growth in %	2006	2007	2008f	2009f
Austria	3.4	3.1	1.6	–0.3
Germany	3.0	2.5	1.3	–2.2
France	2.2	2.2	0.7	–1.5
Italy	1.8	1.5	–1.0	–1.8
Spain	3.9	3.7	1.2	–1.6
Switzerland	3.4	3.3	1.6	–0.9
Poland	6.2	6.6	4.9	1.2
Euro area	2.9	2.6	0.9	–1.9
USA	2.8	2.0	1.3	–1.6
Japan	2.0	2.4	–1.7	–0.8

Inflation in %	2006	2007	2008f	2009f
Austria	1.8	2.1	3.4	1.2
Germany	1.3	1.7	2.4	1.0
France	2.2	2.0	3.0	1.8
Italy	2.7	2.2	3.6	2.0
Spain	3.4	3.2	4.1	2.2
Switzerland	1.1	0.7	2.2	1.5
Poland	1.2	2.3	3.4	2.1
Euro area	2.2	2.2	3.2	2.2
USA	2.8	2.6	3.8	1.5
Japan	–0.3	–0.5	0.4	0.1

Sources: EUROSTAT, European Commission, OECD, WIIW, Ifo, ÖNB, government data

In 2008 Central and Eastern Europe still managed to achieve a strong economic growth. However, a significant slowdown is expected for 2009 – from 5.8% in 2008 to 0.6% in 2009. A light recovery is forecast no sooner than in 2010. Until long into 2008, the Austrian economy was able to resist the negative international developments. Today, though, the adverse effects of the global situation are more relevant than ever.

Thanks to a drop of energy and raw material prices as well as the falling consumer demand, by the end of year inflation settled at the level from the previous year. After its peak values of more than 3% in the Euro area as of 2008, it is expected to fall to less than 2% in 2009. Whereas June 2008 saw the last increase of the ECB's key interest rate to 4.25%, by the end of 2008 it was lowered to 2.50%. The reaction of the US central bank (Fed) was much more aggressive, with the interest rates pushed down into the range of 0.25-0.5%. After a sharp rise in the middle of October, the 3-month-Euribor rate reached 5.4%, before falling to 3.4% by the middle of December. It should be noted, however, that the situation in the interbank market was de facto difficult long into 2009.

INDUSTRY ENVIRONMENT

Following a few good years since 2005, which were marked by positive consumption development and support from the construction industry, the development of the industry was significantly dampened in 2008. The construction activity varied a lot with respect to different regions (Spain –13%, Ireland –21%, France –2%, Italy –4%, but Germany +3%, Eastern Europe +6%) and on the European scale fell by approximately 2.5%. The restrictions on lending hit especially house construction. Commercial building, on the other hand, still managed to avoid the crisis. During the year sound investments were also carried out in the company segment.

As far as Germany is concerned, it was possible to achieve an estimated increase of 6% in the field of equipment investments due to tax measures, among other things. Towards the end of the year, though, the investment willingness slumped notably. Hence for 2009, the investments in Germany are forecast to drop by about 4%. The construction activity in Europe is expected to fall by over 4%, and in Western Europe by 5%. It should be stressed, however, that the public building sector could receive a strong boost as a result of measures aimed at revitalizing the economy. Stronger development of the industry is also forecast with regard to renovation. In spite of that, a significant growth is not expected before 2011. In Eastern Europe (+6%) Poland managed to increase its construction activity by an estimated over 12%, whereas in Hungary it steeply declined by 6%. According to the estimates, 2009 will also be marked by a weaker growth.

Unlike in the previous years, there were no important acquisitions in the water technology industry. The only development worth noting was the merger of the domestic water technology business of the two US companies, Pentair and General Electric, as part of a joint venture (annual turnover of US$ 450 million). As regards the chemical industry, in July 2008 Dow Chemicals announced its plans to acquire Rohm+Haas. In the meantime the acquisition has been put on hold, though.

We estimate the market volume for water treatment systems in Europe within the building installation segment (Point-of-Entry and Point-of-Use) at approximately € 1.5 billion, with long-term average growth of 3-5% per year. In contrast with the Point-of-Entry (PoE) segment, which includes traditional water treatment at the water pipe at the building entrance, the Point-of-Use (PoU) segment with water treatment at the tap still has a small market volume in Europe. However, it does have considerably higher growth rates. Outside Europe, particularly in emerging countries with inadequate water quality, above-average growth is also expected.

BUSINESS DEVELOPMENT 2008

The recession tendencies, especially as of the end of 2008, have led BWT to revise downwards its sales and earnings expectations. Within the financial year of 2008 considerable progress was made in particular as regards the positioning of the brand "BWT – The Water Company", which to a large extent was possible thanks to the expansion of activities in the so-called „Point-of-Use" segment, i.e. the water treatment directly at the tap.

It was right in the middle of a difficult economic environment that BWT declared its objectives to strengthen its equity basis, the financing of investments, which were higher due to brand extension, as well as the development and launching of further Point-of-Use devices, without resorting to additional external funds and by means of the improved operative cash flow, and finally the reduction of net debt to under 20% of equity.

In 2008 BWT achieved those goals in an impressive manner, thus creating a base for further strengthening its position as the market leader in Europe and advancing internationalization. Apart from payouts of an increased dividend, in June 2008 BWT also carried out two share buyback programmes purchasing more than 312,000 of own shares, investing almost € 5.3 million. By 31/12/2008 the equity ratio reached the record value of 49% of the total assets. Taking into account the uncertain markets, the quality and commitment of the BWT Group employees represents a solid base which will allow BWT to come stronger out of the present harsh economic environment.

Sales development

In the financial year 2008, the BWT Group generated consolidated sales of € 410.2 million, and thus exceeded the previous year's result (€ 397.5 million) by 3.2%.


410.2
397.5
2008
2007

Total consolidated sales (in € million)


Switzerland / Others
15%
Austria /Germany
42%
Italy / Spain
8%
Scandinavia
11%
France / Benelux
24%

Sales 2008 by business segment (in %)

The development of the individual business segments was as follows:

Segment (values in € million)	2008	2007	+ / – %
Austria / Germany	172.1	160.8	+7.0%
France / Benelux	96.9	97.3	–0.4%
Scandinavia	45.0	42.3	+6.4%
Italy / Spain	34.2	32.7	+4.6%
Switzerland / Others	62.1	64.5	–3.7%
BWT Group	410.2	397.5	+3.2%

The segment Austria / Germany was positively influenced by the strong increase of the PoU business as well as the successful market launch of the new "AQA perla" water softeners. The service business was also increased by more than 5%. In 2008 the sales of FuMA-Tech, which operates in the field of research and development of fuel cell membranes, was € 1.7 million (previous year: € 2.4 million).

Following the above-average sale increase of 10.7% in 2007, the France / Benelux segment recorded a small decline of 0.4% in the past financial year. This development is attributable to a considerable weakening in the fields of industrial and commercial technology. The above mentioned reduction was almost entirely offset by the acquisition of BWT Nederland B.V., which was carried out in April 2008 as part of an asset deal and contributed € 1.8 million to the segment sales. What is more, the PoU sales were significantly increased and the service business improved by over 20%.

After the stagnation in sales in 2007, in the year 2008 the Scandinavian group HOH generated a satisfying growth of 6.4 %, with sales of € 45.0 million. The main contributors to this increase were the subsidiaries in Norway and Finland. The above good results can be attributed primarily to products from the field of commercial and industrial technology as well as the service business.

In spite of a weak performance of the overall Spanish economy, the segment Italy / Spain generated a total growth of 4.6%, which amounts to the same increase as in 2007. This can be attributed to the expansion of the Point-of-Use segment in the case of coffee machine filters and water dispensers as well as the improvement of consumables business of the Italian subsidiary Cillichemie Italiana.

Owing to the transfer of contract manufacturing for pure and ultrapure water plants in Switzerland and a decline of 7.5% in Poland, which came as a disappointment after years of continuous growth, in 2008 the segment Switzerland / Others recorded a total drop of 3.7%. At the same time the Swiss company Christ Aqua managed to increase again its share of sales. This can be attributed mainly to a considerable boost of service and spare parts as well as water dispenser business. A positive influence on the segment sales was also exerted by BWT in the Czech Republic, as well as the business activities in Hungary, which have been combined since the acquisition of minority interests at the beginning of October.

In total, the local BWT subsidiaries and exports have produced an increase of sales in Eastern Europe by 11% (to € 31.6 million), which means that the share of this region in the overall sales of the Group amounts to 7.7%. In 2008 the share of sales with respect to Asia was € 5.6 million, which constitutes a year-on-year growth of nearly 29%. An interesting growth potential for the BWT Group is provided by further internationalization of the business by means of professional coaching of local distribution partners.

In 2008 the driving force behind the sales of the BWT Group were the service business and the Point-of-Use products. The service and spare parts business have increased by 10.3% (to over € 87 million) and at present account for more than 21% of group sales. Due to a € 5.9 million transfer of turnover to the Christ Group in Switzerland, in 2008, the Point-of-Entry business recorded a minor drop in sales. The sales of the Point-of-Use business increased by 54% (to € 17.4 million), which amounted to as much as 4.2% of overall sales.

As of 31 December 2008, the order book level of the BWT Group was € 57.3 million, corresponding to a decline of 4.8% in comparison with last year's € 60.2 million.

Earnings development

Moderate sales growth of 3.2% and the resulting smaller increase of the gross margin in conjunction with simultaneous higher investments in market entry and expansion of the Point-of-Use, a considerable jump of energy costs (which affect, among other things, the transportation, travel and car expenses of the Group) as well as the lack of one-off earnings generated in 2007 as a result of a successful collection of written-down receivables, led in 2008 to a decrease of EBIT by 19.5% to € 29.2 million and a drop of the consolidated earnings after minority interests by 21.9% to € 20.6 million. The above data met the reduced earnings expectations which were forecast upon publication of the results for the third quarter.

Taking into account the inventory changes in the case of semi-finished and finished products, the material expenses in the BWT Group improved from 42.5% in the previous year to 41.9% of sales. A very positive effect can be attributed to the easing of tension in the raw materials market, which took place in the second half of the year, lower sales in the field of industrial technology (which was connected, among others, with the discontinuation of contract manufacturing for Christ in Switzerland) and the above-average increase of service and spare parts turnover.

Personnel expenses increased year-on-year by 6.9% to € 126.8 million. In 2008 the "interest cost" of € 1.2 million for social capital provision was first included in the financial result, pursuant to IAS 19. The relevant last year's figure of € 1.1 million was transferred in the last year's profit and loss account from personnel expenses to financial expenses. A few structural adjustments in the amount of approximately € 1.0 million were carried out, especially in Austria. This resulted in some additional personnel costs (provisions for compensation, etc.). The cost increases were caused by additional personnel, primarily in production and sales of PoU, as well as the expansion of capacity in research & development and the annual wage adjustments.

In 2008, depreciation and amortization amounted to € 11.0 million, which in comparison with 2007 (€ 9.0 million) represents an increase of 22%. This rise can be explained by investments in the development of modern product lines in the PoU segment. The impairment of goodwill of an Austrian subsidiary resulted in a decrease of value of € 0.6 million.

In 2008, other operating expenses increased by 8.6% to € 78.6 million. This was negatively influenced primarily by the massive rise of energy costs, which could be observed in the course of the year. The increase mentioned above adversely affected not only the direct costs of electricity, heating oil and fuel, but also indirectly the costs of freight, storage, as well as car and travel expenses. In the profit and loss account this increase of costs was reflected by approximately € 3 million. The results were also affected by the lack of earnings from the reversal of value adjustments for receivables (approximately € 2 million), which had been generated in the preceding years, as well as fluctuations of the rate of exchange which in the last weeks of the year involved mainly Eastern European currencies.

Due to the factors explained above, EBIT declined from 9.1% of sales in the previous year to 7.1%.

The lower financial result was caused by a € 0.6 million drop of earnings from financial participations and a € 0.1 million drop of interest earnings. Interest expenses increased by € 0.4 million due to the higher level of interest rates which were prevalent over the course of the year. Moreover, in 2008 the financial expenses also included the "interest cost" of € 1.2 million for social capital pursuant to IAS 19 (previous year: € 1.1 million). Consequently, the financial result year-on-year deteriorated by a total of € 1.2 million.

Earnings before tax fell by 23.5% from € 35.3 million to € 27.0 million and thus amounted to 6.6% of sales, against 8.9 % in the previous year. The consolidated tax rate improved from 25.5% in the preceding year to 23.5%, which was due to the tax cuts in Germany and Italy, as well as the lower result in France.

The annual result of BWT Group has declined by 21.4% from € 26.3 million to € 20.6 million. The profit shares of minority shareholders are insignificant (previous year: € –0.2 million). Thus, the consolidated earnings of the BWT Group after minority interests fell by 21.9% from € 26.4 million to € 20.6 million.

As a result of the two share buyback programmes, in the financial year 2008, the average number of the shares outstanding dropped from 17,833,500 in the preceding year to 17,745,489. In 2008, earnings per share amounted to € 1.16, whereas in the preceding year they totalled € 1.48 (–21.6%).

In spite of the slump in earnings and the share buybacks, the Management Board, taking into consideration the healthy balance sheet situation, will propose to the upcoming Annual General Meeting that the dividend be kept unchanged at the previous year's level, i.e. € 0.38 per share.

The results (EBIT) of individual business segments were as follows:

Segment (values in € million)	2008	2007*	+ / – %
Austria / Germany	10.5	15.5	–32.4%
France / Benelux	4.7	5.6	–16.2%
Scandinavia	5.7	4.9	+15.7%
Italy / Spain	3.6	4.7	–21.6%
Switzerland / Others	4.7	5.6	–15.9%
BWT Group	29.2	36.3	–19.5%

**Previous year's values adjusted due to the transfer of interest cost (IAS 19)*


40.2
45.3
2008
2007

EBITDA
(in € million)


29.2
36.3
2008
2007

EBIT
(in € million)


20.6
26.3
2008
2007

Consolidated net earnings
(in € million)

The investments related to the market entry and expansion in the PoU segment, the costs of measures aimed at increasing efficiency in Austria and the impairment of goodwill had a negative impact on segment earnings in Austria / Germany, leading to a 32.4% decrease of the EBIT to € 10.5 million. Within the segment, the EBIT margin fell from 9.7% to 6.1%.

Earnings in the segment France / Benelux were primarily characterized by the falling sales of the BWT France and the Belgian subsidiary. Consequently, in spite of the improvement of the service business and the additional earnings in the Netherlands, the segment as a whole recorded an EBIT decrease of 16.2%.

On the other hand, the EBIT improvement (15.7%) of the HOH Group in Scandinavia turned out to be much better than the sales rise of 6.4%. Contributions to this excellent result came from Denmark, Norway and Finland. In addition, it allowed the segment to achieve an EBIT margin of 12.6% (previous year: 11.6%).

The slump of EBIT by 21.6% in Italy / Spain can be attributed almost solely to the unsatisfactory earnings of the Spanish BWT subsidiary.

The segment Switzerland / Other was hit chiefly by disappointing earnings of BWT Polska and the market expansion in the table water filter business. These developments more than offset the EBIT of the Swiss subsidiary Christ Aqua, which had been greatly improved, resulting in an EBIT margin of 7.5% (previous year: 8.6%).

Development of the asset and financial position

Notwithstanding the unsatisfactory earnings situation, it is worth pointing out that important key figures, such as cash flow from operating activities, the equity ratio or gearing, could be improved in the financial year 2008.

In 2008 the cash flow from operating activities amounted to € 28.1 million, which is a year-on-year increase of 24.9% (from € 22.5 million). This satisfactory development can be explained mainly by the reduction of customer requirements and a considerably slower increase of the warehouse stock than was the case in the previous financial year. It made it possible to finance from the own cash flow higher investments in tangible and intangible assets, as well as the share buyback. What is more, it also allowed the Group to reduce its bank liabilities.

The cash flow from investment activities amounted to € –17.5 million, while in the preceding year it reached € –15.3 million. The increased cash outflow is predominantly attributable to higher fixed assets investments and is connected with the expansion of the PoU business. In 2008 € 3.0 million were spent on the purchase of minority interests in Hungary and on servicing earn-out agreements for earlier company acquisitions (2007: € 1.5 million).

As in the previous year, the most important investment projects of 2008 were concerned with the development and expansion of production capacities for the Point-of-Use business in Austria. It should also be noted that a BWT-typical building residential business in the Netherlands was acquired from the Christ Group as part of an asset deal.


28.1
22.5
2008
2007
Operating cash flow
(in € million)


16.6
13.9
2008
2007
Capital expenditure
(in € million)

In 2008 the cash flow from financing activities amounted to € –12.4 million (previous year: € –6.0 million). The deterioration stemmed primarily from the dividend payment which had been increased by € 0.5 million, as well as the share buyback which amounted to € 5.3 million.

By 31 December 2008, net debt of the BWT Group was slightly reduced. In spite of the high investment expenses and the lower earnings it was decreased from € 26.5 million in the previous year to € 25.9 million thanks to the sound operative cash flow. The gearing (net debt / equity ratio) was improved from 20.4% to 18.8%. The net current assets increased from € 71.3 million to € 73.5 million.

Total assets of the Group declined by 1.5% from € 286.5 million at the end of the preceding year to € 282.2 million. On the 2008 balance sheet day the Group equity amounted to € 138.2 million (previous year: € 129.6 million), which means an improvement of the equity ratio from 45.2% to 49.0%.

Return on equity (RoE - net profit before deduction of minorities' interests against the average equity) slumped from 20.2% to 15.4% as a result of the decline of earnings and the higher equity. The return on capital employed (ROCE – EBIT adjusted to taxes on earnings compared to the average total capital employed) decreased from 18.6% to 14.0%.

Balance sheet structure


Assets (in %)
Liabilities (in %)
4.8
5.4
Liquid funds
32.2
34.8
Receivables, prepaid expenses
Inventories
41.2
38.8
Fixed assets
2008
2007
38.7
34.3
Short-term liabilities
12.3
20.5
Long-term liabilities
49.0
45.2
Equity
2008
2007

Personnel and environment

As of 31 December 2008, the BWT Group employed a total of 2,389 persons. At the same time of the previous year this figure amounted to 2,354 people. The employment of 35 staff (+1.5%) was connected primarily with the expansion of the production and service capacities, as well as the new Dutch BWT subsidiary.

1,158 persons were employed in the segment Austria / Germany (previous year: 1,124), 590 in France / Benelux (previous year: 573), 213 in Scandinavia (previous year: 220), 90 in Italy / Spain (previous year: 94) and 338 in the business segment Switzerland / Others (previous year: 343).

BWT employees perform a large variety of technical and commercial tasks, which offer them extensive possibilities of development. Within BWT, there is a flat organizational structure which enables direct, personal communication. The staff turnover shows a positive picture. As has been the case since the founding of BWT, there were no strikes or labour disputes. There are social benefits in many forms and at many locations. These include canteens, supplements to voluntary pension insurances, preferences for supplementary health insurance, free drinks at the workplace and similar schemes. In 2008 € 559,000 was spent by the BWT Group on external training (previous year: € 530,000). There is no share option scheme at the BWT. Management members, field staff and other key employees are included in various local profit share and bonus schemes.


2,389
2,354
2008
2007

Staff as of December 31, 2008
2,389 persons


Switzerland / Others
338
Italy / Spain
90
Scandinavia
213
Austria / Germany
1,158
France / Benelux
590

Employees in segments
as of December 31, 2008

The Management Board would like to express its gratitude to all BWT Group employees for their performance and commitment shown during the past financial year. The exceptional dedication and the know-how of the employees represent a sound base which guarantees the successful development of the Group into the world's leading water technology company.

In 2008 we began to record data which are relevant to the environment and relate to both the use of resources and emissions (waste, sewage, etc.). This data is collected in a Group-wide database, whose development is monitored in order to even better control the potential for improvement.

In general, however, the impact of the BWT's operating activities on the environment, as measured by the size of the company, can be classified as relatively small. The BWT Group uses more than 1,000 company or leased cars which are driven primarily by sales and customer service personnel. As a result of the expansion of service activities, an increase is foreseeable in this respect, which, however, should be limited by the purchase of more efficient vehicles with newer generation engines. BWT products are developed and manufactured in accordance with the principle of optimization of economy and ecology, which means that in many areas they make a positive contribution to sustainability thanks to their functionality.

Research and development

The BWT Group has four research centres which are connected with production facilities in Austria, Germany, France and Switzerland. The objective of the staff at the BWT's development laboratories is to invent new and develop existing products and procedures that is achieved while giving priority to processes that protect resources and follow the principle of optimization of economy and ecology.

Apart from coordination tasks for the BWT Group's development departments in Germany, France and Switzerland, in 2008 the Research & Development department of BWT AG focused predominantly on the expansion and further development of the Point-of-Use product programme.

And thus the coffee and vending machine filter programme was complemented, among other things, with the "besttaste" and "bestprotect" versions. As far as the segment „table water filters" is concerned, the first BWT in-house development – the "Magnesium+" cartridge – has been completed, which along with a newly designed water pitcher is ready to be introduced into the market. Worth mentioning is also the R&D team's significant contribution to the creation of the new highly-developed special production line for PoU products in Mondsee.

The most important development projects of 2008 within the BWT's core business, i.e. the "Point-of-Entry" segment, include the new "Infinity" backwashing protective filter, the special softening salt SANISAL "SANITABS", as well as a heating protection programme.

Further priorities comprised the development of even more efficient softeners, their components and control systems, improvements in the field of modern disinfection technologies (UV, ozone), the certification of products and further development of standardized reverse osmosis-systems.

Research and development is for the BWT on of the three supporting pillars of its growth strategy.

Risk management

The recognition and evaluation of risks is an important component of the decision and business processes within the BWT Group. But this means not only the observance of the regulations which have been legally binding since 2009. Our objective is also to use the active risk management as a support and chance to optimize the day-to-day management operations, to improve the company's overall risk position and thus ensure its long-term existence.

In 2008 the structured risk management of the Group was considerably developed, which also involved creating adequate personnel resources within the BWT Aktiengesellschaft. Since the beginning of 2009, risks have been regularly recorded and assessed with the aid of a modern data bank system and on the basis of a risk catalogue. Possible risk minimization measures and their costs are monitored via the IT-tool along with responsibilities and deadlines. A reporting system ensures the information flow from the local subsidiaries to the Group's Management Board.

In the Management Board's opinion, the following risk positions, which could affect the net asset, financial and earnings situation of the Group, present themselves as follows:

The regional and national water treatment markets are subject to certain developments in terms of cyclical fluctuations, politics, law and economy. The demand for water treatment systems is affected by population growth and structure, demand for modernization and renewal, shortage of available water resources, increasing health awareness, changes of consumer income, general economic growth and construction sector, changes of interest and tax rates, legal requirements, technological development and other factors. The consequences of these changes are fluctuations in sales and profits, as well as in the purchase and sales prices of products and services that we offer.

As a leader in technology, we are continuously developing products and procedures that are based on completely new technologies, whose manufacture in some cases is only possible with the use of complex, newly developed and expensive production technologies. Despite extensive testing, the occurrence of faults or the necessity of making adjustments cannot be ruled out. Apart from write-down of tangible and intangible assets, the loss of customers and claims for compensation, this can also affect the reliability rating of the company's products and services and lead to a decline in demand in the business area concerned.

Further internationalization of the BWT Group is a declared strategic objective. We are going to further this objective by entering selected new markets/regions, such as Eastern Europe or Asia, and by implementing new innovative technologies. The capability of the company to handle the expansion that is expected for the future will depend upon, among other things, the development of new products and services, the employment of the right personnel, the maintenance of effective quality controls, the efficient marketing of new products and services, as well as the further development, expansion and, should the need arise, the timely adjustment to altered market conditions of the management, technology, accountancy and controlling systems of the company. This involves constant monitoring of both the internal cost development and the external factors, such as currency or interest rate risks.

In the past, BWT has carried out a series of acquisitions and established a number of new companies. For this reason we believe that there will be further purchases and/or that new companies will be established in the future. It cannot be ruled out that such purchases and/or new establishments, which have already been completed or will be completed in the future, are less successful. In particular, there is a risk related to the success of the integration into the business operations and the BWT's company structure of companies that have already been acquired or will be purchased in the future, as well as to achieving positive synergy effects that have been planned.

A significant part of our corporate success is based upon the experience, the contacts and the knowledge accumulated by the company's management and the employees in key positions. Should members of the management or personnel in key positions submit resignations, it cannot be guaranteed that within an appropriate period of time and in line with market conditions the company will manage to recruit staff with the same qualifications and comparable know-how so as to face new challenges and ensure a continuous, successful management of the company. Similar risks also pertain to the management of the BWT's subsidiaries.

The expansion of the BWT Group is connected with a number of unknown and incalculable factors, which may influence forecasts related to the future business development. These factors include, among other things, the general economic conditions as well as the capability to utilize the potential of existing markets and to expand into new ones.

The BWT Group's ability to continue its growth, to grow in line with the market or to exceed it, and to open up new markets, depends, among other things, upon the development of the Group's position with respect to competition, the capability and costs of financing this growth, as well as the Company's ability to successfully develop and market additional products and services. This also includes the adequate organizational and operational structure as well as the required internal monitoring and controlling systems. The current economic situation along with its inherent refinancing risks of market partners increase the risk of the loss of receivables which could exceed the amount of provisions already made.

The operative risks which arise from fluctuations of interest rates and currency rates are prevented by means of derivative instruments, such as FX forwards and options or interest rate hedges. At this point, please refer to the Notes (Note 24).

The Management Board is at present unaware of any substantial risks which could endanger the Company's existence. It is worth noting, however, that in view of the current economic situation one cannot exclude the possibility of falling sales and earnings (as compared with the previous year), especially in BWT's key markets, i.e. Western and Eastern Europe. Should it be the case, additional security is provided by the solid equity situation and the small debt quota of the BWT.

Information in accordance with Article 243a of the Corporate Commercial Code

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the issued equity of the company.

The Management Board does not know of any restrictions relating to voting rights or the transfer of shares.

Major shareholders of BWT AG are YSRO Holding B.V. (31.6%) and WAB Privatstiftung (approximately 18.9%). The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the USA, BWT shares are traded on the OTC market via a Sponsored ADR Level 1 Program from the Bank of New York.

The Management Board is not aware of any particular controlling rights of the shareholders.

There are no known key participations of the BWT Group's employees. As is the case with all shareholders, also employees with shareholdings are free to exercise their voting rights at the Annual General Meeting.

There are no regulations about the appointment and dismissal of members of the Management Board and the Supervisory Board and about amendments to the company's Articles of Association that are not derived directly from the law.

On the basis of the valid Articles of Association of the BWT AG and in accordance with the Annual General Meeting's resolution of 24 May 2007, the Management Board is authorized to increase by 20 June 2012 the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The resolution of the Annual General Meeting of 24 May 2007 and of 20 May 2008 authorized the Management Board to buy back the Company's own shares. In 2008 the Management Board exercised this right by conducting two programmes. As on the balance sheet date, a total of 312,419 own shares worth T€ 5,292.6 are held.

Article 29 of the valid Articles of Association of the BWT AG stipulates that the reduction provided for in Article 26, paragraph 1 of the Takeover Act for determining the price for a mandatory offer is ruled out. In addition, the Management Board is not aware of any significant agreements in which the company has an interest and that become effective in the case of a change of control in the company as a result of a takeover bid.

There are also no compensation agreements between the company and its Management Board and Supervisory Board members or employees in the event of a public takeover bid.

Outlook

Even though in the past business fluctuations have mainly had a lesser impact on our market, the water treatment industry will not be able to fully avoid the effects of uncertain market conditions which prevail at present. The BWT Group's management is sensitized to act/react short-term in case of/to market developments of the coming months. Particular attention is paid to the control of the working capital and thus to the financial liabilities. What is more, investments in additional staff or fixed assets are carried out with due caution and the fixed costs budgets are administered by the management in a very strict manner. An optimization of the Group's structure should also lead to cost savings and a higher efficiency.

At the time being, it is very difficult to give earnings forecasts for the new financial year 2009. What is more, one cannot rule out the possibility of earnings decrease compared to 2008. As far as possible, more precise assessments will be published within the regular quarterly interim reports.

In 2009, BWT will be also focusing on the implementation of its brand policy as encapsulated in the motto "BWT – The Water Company". It is worth noting here that the growth in the Point-of-Use segment will play the crucial role of transferring the brand "BWT" to the end consumer.

In economically turbulent times customers tend to trust the more competent and stronger partner. Our close customer relations, which have been developed over many years, the strong service network, the position of Europe's market leader, the healthy balance sheet situation with 49% of equity and low net debt and, what is most important, our committed and highly qualified colleagues in the BWT companies are important factors which will make it possible for BWT to come out stronger out of the current unfriendly economic climate.

After the balance sheet date (31 December 2008) no events took place whose significance for the BWT would have justified a different presentation of the net asset, financial and earnings situation of the Group.



For some it is a pleasant warm sedative for savouring the moment.



With BWT table water filter it is a pure tea treat
crystal-clear in colour and bursting with aroma.

Traditional water filters remove unwanted elements like chlorine and lead and prevent scaling on household appliances. At BWT we take the new **product concept "Perfect Water"** one step further and enrich the filtered water with valuable mineral magnesium using the unique, patented Mg^{2+} formula. We do not only demonstrably improve the taste of the drinking water, but we manage to create an enhanced taste in the preparation of tea and coffee, too. A definite plus for all connaisseurs of quality tea and coffee!


longlife

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Fuel Cell Membrane Technologies

Clean energy for the 21st century

Energy crisis is the biggest challenge of our times besides the water crisis. Global industrialization – both in the past and at present – is mainly characterized and accompanied by noise- and pollution generating, energy inefficient machines. Classical combustion engines with low energy efficiency, supplied with fossil energy carriers are omnipresent. Nowadays there are some 950 million passenger cars and commercial vehicles in the world. 50 to 60 million new cars are registered each year. Moreover, batteries ensure mobile and portable energy supply, but billions of them end up in waste bins every year.



In the wake of growing emissions (CO_2, NO_X, SO_X, etc.), perceptible climate changes and increasing global energy demand, alternative energies and fuel cells offer environmentally friendly solutions to the energy crisis. This is related with necessary changes in our energy sources, energy savings and dramatically better energy efficiency, as well as a whole range of measures in the area of private and industrial energy use.

This concerns both energy generation and distribution, as well as transport, traffic and private consumption. Decentralized energy generation should play a key role here, due to enormous transmission and processing losses. Another important role in this context is attributed to carbon-dioxide-neutral, renewable energies, such as solar energy, wind energy, hydropower and biomass. However, as a rule the application of renewable energies also requires new processes and technologies for energy storage. Moreover, energy storage in the form of hydrogen and application of Redox batteries with liquid electrolyte is of uttermost importance.

Hydrogen, methanol or reformate are brought together in a fuel cell via controlled "cold combustion", thus efficiently generating electricity and heat – without releasing pollution and noise. The most important type is the PEM fuel cell due to its high available power density. PEM fuel cells are composed of two electrodes that are separated by a Polymer Electrolyte Membrane or a Proton Exchange Membrane. The electrodes are made of carbon mats that are coated with a catalyst and connected through an external circuit. Fuel (e.g. hydrogen) is supplied continuously to the anode. The cathode is constantly fed with oxygen (e.g. from air). Conversion of oxygen and hydrogen to water happens in two partial reactions, where hydrogen protons pass through the membrane. The generated flow of electrons can be collected at the electrodes.

BWT and its subsidiary FuMA-Tech, as component suppliers, deal with production of hydrogen and energy from hydrogen in fuel cells, as well as with reversible energy storage and generation in batteries.

FuMA-Tech supplies this market of the future with excellent membranes for water electrolysis, innovative fumion® polymers and fumapem® polymer membranes for fuel cells, fumasep® water transfer membranes for moisturization of gases and air, as well as state of the art membranes for batteries. BWT and FuMA-Tech deliver membranes and components for mobile application of fuel cells in vehicles, for stationary application of fuel cells in the production of heat and power, as well as for portable application of micro fuel cells in electrical devices.

Products

As a manufacturer of polymers and membranes for fuel cells FuMA-Tech offers proven products for all applications, including perfluorosulfonic acid membranes, as well as non-fluorinated hydro-carbon membranes. The offer has been recently extended with anion exchange membranes and membrane moisturizer (fumasep® BRM) for fuel cells.

Fuel cell type	Operating temperature	Product	Energy carrier	Applications
Low temperature (Type 1)	up to 85°C	fumapem F, S	H_2	stationary, portable
Average temperature (Type 2)	up to 125°C	fumapem FZP	H_2	stationary, mobile
High temperature (Type 3)	up to 180°C	fumapem A	H_2, reformate	mobile, stationary
Direct methanol fuel cell (Type 4)	up to 110/130°C	fumapem S, ST, P	CH_3OH	portable

FuMA-Tech has strategically positioned itself as component supplier. Its potential customer group involves primarily well-established manufacturers of membrane electrode assemblies (MEA). This strategic goal allows the company to successfully combine the strengths of innovative development and a wide variety of patents with manufacturing experience related with production of membranes for water treatment, a clear distribution-oriented approach, and a minimum risk exposure.

Proton conducting membranes are presently developed and manufactured by numerous companies. FuMA-Tech takes advantage of global patent protection related with the production of improved perfluorinated membranes and stable fluoride-free hydro-carbon membranes, and combines it with know-how and own patent protection of unique inorganic-organic multimatrix membranes and procedures of their production and application.



New products for fuel cells and batteries

In particular direct methanol fuel cells are available on the market as commercial serial product, due to their simple logistical supply with fuel, as well as good storage capacities. However, commercial development of direct methanol fuel cells is lagging far behind the expectations. The reason behind it involves increased raw material costs of platinum electrodes on the one hand, and successful development of modern batteries which can serve the same markets, on the other. This trend could be reversed by alkaline fuel cells with their well-priced, platinum-free electrodes and a simplified system design. Thanks to Fumapem® FAA and fumapem® AA modern membranes are now available for such alkaline cells, both with and without liquid electrolyte.

Moreover, fumapem® AA membrane is very suitable for the application in rechargeable zinc-air batteries which are currently researched very intensively for the purpose of portable and mobile application.

Finally, the offer also includes oxidation stable fumapem® FAP anion exchange membranes which can be applied in redox batteries. Their electrochemical advantages and long-term stability were proven especially for their application in vanadium redox batteries. Current applications cover the range from 1kW to 500kW, but they have the potential to be extended to higher ranges for energy storage in power plants.

Leading supplier of components for fuel cell industry

FuMA-Tech, a well-established manufacturer of membranes, offers all components necessary for the production of membrane electrode assemblies, such as polymers, polymer solutions and membranes. It also manufactures and sells membranes for the production of hydrogen by water electrolysis. Its know-how and production facilities for serial production of flat membranes form a solid foundation for the fuel cell business. The expansion of production facilities and the relocation of the coating machine to a clean room were completed in 2008. At the same time the company developed its possibilities related with product eligibility. It has continued to list polymers and polymer solutions pursuant to REACH.

On the peripheries of fuel cell systems, there is a demand for fuel gas moisturization components, as well as production and cooling water. FuMA-Tech supplies specialized membranes for moisturization and internal water management in fuels. These products should also be applicable in the future for heat recovery in low-energy houses on the so called ERV market (energy recovery ventilator).

Further development of research cooperations

In order to ensure sustainability of work at FuMA-Tech and to secure its long-term market positions, development cooperations that started already in the past were extended to 2008. The most important research and development partners in Germany include various institutes of the Max-Planck Society, Fraunhofer Society and Helmholtz Institute.

The current work is aimed at optimising production to ensure water-free operation with temperatures of up to 160°C, as well as application of micro fuel cells with methanol vapour in portable medical devices. Moreover, the company cooperates in the network of various universities and research centres to develop "DryD" dry proton conductors, as well as to improve the mechanical properties of fumapem® S.

Within the framework of European research cooperation FuMA-Tech is involved in the development of components for application in vehicles. Improved membranes for mobile application are developed under "AutoBrane" in cooperation with a number of companies. Under "HySYS" project the company works on the development of a compact membrane humidifier to be applied in vehicles. Finally, Apollon-B studies the application of cost-effective, non-noble metal catalysts for fuel cells up to 180°C.


WATLOW COLUMBIA



For some it is a leap into something cool and wet on a hot summer's day.



For BWT it is the result of different combinations of methods that guarantee crystal-clear, hygienically sound bathwater


BWT
Bewazon

BWT purification systems ensure safety and hygiene in all pools.

By using state-of-the-art measurement, control and dosing systems and disinfecting by means of UV and ozone, maintenance costs and the usage of dosing agents in a swimming pool can be reduced to a minimum.

BWT

BEST WATER TECHNOLOGY

Sustainability

Since its incorporation in the year 1990 it has been the philosophy and mission of BWT to design and sell ecologically and efficiency optimized products. "Water treatment with responsibility" is intrinsically tied to sustainability creating a high identification and commitment of the people in our company.

Since several years the term sustainability and sustainable development is considered to be a concept for a sustainable development of humankind. The Report by the Brundtland Commission („Our Common Future", 1987) defines sustainable development as development that „meets the needs of the present without compromising the ability of future generations to meet their own needs."

„Corporate Social Responsibility"(„CSR", also known as corporate responsibility, corporate citizenship, responsible business and corporate social opportunity) is the voluntary contribution of businesses for a sustainable development. According to the European Commission CSR is a concept whereby companies integrate social and environmental concerns in their business operations and in their interaction with their stakeholders on a voluntary basis.

One of the first and most important global initiatives, which asked leading private sector companies as central partners to solve social and environmental challenges, is the United Nations Global Compact which was launched in January 1999. UN Secretary General, Kofi Annan, invited business executives to take part in this international initiative at the World Economic Forum (WEF) on January 31, 1999. Today the initiative is supported by approximately 4,700 companies from 130 countries as well as employee representatives and the general public. The businesses are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. BWT seized measures within all areas of the ten principles to their implementation.

Human Rights

- Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights.
- Principle 2: Businesses should make sure that they are not complicit in human rights abuses.

Labour Standards

- Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
- Principle 4: the elimination of all forms of forced and compulsory labour;
- Principle 5: the effective abolition of child labour;
- Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

- Principle 7: Businesses should support a precautionary approach to environmental challenges;
- Principle 8: undertake initiatives to promote greater environmental responsibility;
- Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Anti-Corruption

- Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

Sustainability at BWT

Principles, mission and strategy

BWT – BEST WATER TECHNOLOGY – is our identity and our program		
The goal:	Best	Performance and achievements
The task:	Water	Safety, hygiene and health in the water
The solution:	Technology	Optimization of economy and ecology

Our vision reads: „BWT – the leading international water technology Group". Our strategy is growth through innovation, geographical expansion, and growth in existing markets with existing technologies.

As a sustainable oriented company BWT phrases goals and strategies for all stakeholders:

Society:
We are responsible to the government and its authorities for complying with all statutory regulations including payment of taxes, social security contributions and also donations.

Investors and banks:
Financing should be by way of the company's own cash flow. We want to offer our outside creditors a safe return, our investors an attractive net yield for a long-term investment.

Customers:
The focal point is customer-oriented thinking and behavior, based on a long-term partner-ship and continuous evaluation of customer requirements with the goal of finding the best possible solution.

Employees:
Our employees are a key factor to our success and we specifically encourage their further development.

Market partners:
We work together with suppliers, wholesale dealers, plumbers, hygiene experts, architects and planners as well as service partners for the benefit of our customers. With our market partners we maintain partnerships based on fairness, respect and reliability.

Environment:
With our products we create an important contribution for the alleviation of the shortage and for the security, health and hygiene in daily contact with the elixir water. With our acting, our processes and products we aim at a reduction of energy consumption and environmental pollution.


Investors and banks
Employees
Market partners
Customers
Environment
Society

A goal of the BWT-Sustainability-Initiative is to embed consciousness of the responsibility for our resources, the environment, our employees, customers and the society in daily, entrepreneurial acting. In 2008, the BWT Group took further steps in the extension and a systematisation of our approach. By the company-wide implementation of the Sustainability-Reporting in the Management-Information-System (MIS) on the basis of the reporting standard of the Global Reporting Initiative (GRI) the data quality was increased considerably and a practicable monitoring instrument for the management was created. Again considerable progress could be obtained in the individual stakeholder responsibilities, as explained in the following.

Organizational framework

In July 2006, BWT's CSR project was created with a project team at Group level. In terms of organization, BWT set the goal of making CSR an integral management function, whereby the management of the Group companies in the particular functional responsibilities and the Management Board (CEO Andreas Weissenbacher and CFO Gerhard Speigner) are in charge. The internationally recognized GRI template was chosen as the reporting standard on the basis of which a survey was carried out at the most important manufacturing Group companies. Existing certifications in accordance with ISO 9000 and ISO 14000 formed an important link.

Main factors

Important stakeholders for BWT were identified as: customers, employees, suppliers, the environment, society and capital donors like banks and investors. The following diagram illustrates and substantiates the dimensions of our stakeholders.

BWT operating function	Stakeholder	BWT-Stakeholder
Finance ➤	Providers of capital (Investors, Banks)	2 major shareholders, 49% free float, ~70 inst. investors; total € 16 million dividends, share buy-back, interest
Personnel ➤	Employees	2,389 employees at over 40 sites, 100% in Europe, € 127 million labor costs
Research & Development ➤	Environment (Product effects)	Economically and ecologically optimized water treatment products and procedures
Purchasing ➤	Market partners (suppliers)	Purchasing volume: € 250 million, several thousand suppliers
Production ➤	Environment	3 production sites: Mondsee (A), Schriesheim (D), Paris (F), motor vehicles
Marketing & Service ➤	Customers and distribution partners	Sales: € 410 million with wholesale, retail customers, planners, architects, businesses and municipalities
BWT-Group total ➤	Society	Authorities, social security institutions; taxes, duties legal fees, social security, levies, charity: € 34 million

Customers

Our customers include wholesalers, plumbers, architects, planners and a large number of businesses and industrial companies from virtually all branches of industry as well as municipalities (e.g. hospitals). We generate 98% of our sales in Europe. An important indicator for BWT is the regular measurement and analysis of customer satisfaction which has shown a stable, positive outlook at a high level in recent years. Quality management in accordance with ISO 9001 (in Germany and in France also in accordance with ISO 14001) is implemented at the largest sites of the Group and in the process of being implemented on further sites. A systematic Customer Relationship Management (CRM) system has also been installed in France, Germany and Austria and is in the pipeline for other locations.

Employees

BWT employees have a large variety of responsibilities (technical and commercial jobs) and extensive possibilities for development. Within BWT there is a flat organizational structure which enables direct, personal communication and is arranged in a country-specific manner. Regular employee satisfaction surveys are carried out which, like the analysis of staff turnover, reveal a positive figure on average. As has been the case since the incorporation of BWT, there were no strikes or labour disputes in 2008. In the year 2007, a group-wide Code of Conduct was established for employees. Together with General Purchasing Conditions for suppliers the regulations cover labour conditions and social standards (relating to SA 8000) as well as a prohibition of bribery.

Suppliers

Due to the vertical range of manufacture of the Group, purchasing is of great importance. In addition to purchasing organized locally, there is a central Group purchase department which is operated together with the company Christ Water Technology and thus can use economies of scale. The BWT purchasing conditions are to assure that suppliers fulfil high ethical and environmental referred standards. Further suppliers are subject to a regular evaluation of suppliers, which are designed for a sustainable dialogue and partnership.

Environment

In 2008 BWT took further steps in the collection of our "Footprint" in the individual categories energy, input materials, water, emissions and waste and concrete measures for better control. The environmental relevant data both concerning resources consumption (energy, water, etc.) and the emissions (wastes, waste water, etc.) are seized annually since 2008 at all locations. The order of priority is avoidance, (efficiency-) management and recycling. In adjustment of our processes now investments are subject to an environmental compatibility test, too.

Particular attention is paid to CO_2 emissions which are primarily caused by the company's fleet of vehicles, while the rest mainly come from heating buildings. At the production sites, approximately a third of the heating energy is won from renewable energy resources. The proximity to customers requires an intensive employment of cars. The BWT Group has approximately 1,049 company cars (passenger cars, vans, trucks) at the end of the year 2008 that are used by employees, particularly in marketing and service. According to preliminary calculations for 2008 show that the BWT Group produced approximately 1,000t of CO_2 at the Group´s sites (mainly caused by heating by fossil fuels) and 5,670t of CO_2 with the cars and trucks. As a result of the expansion of service activities and the dynamic growth of the Group, an increase is foreseeable which, however, should be limited by the acquisition of more economical vehicles and newer engine generations. The European Commission is currently planning a limit of 120g/km for new cars for 2015.

Society

The highly positive product effects of the BWT product portfolio and the topics of hygiene, safety, health and water enjoy a high level of awareness in society. As a tax payer, in 2008 the BWT Group paid over more than 23% of its earnings in taxes (€ 6.3 million). Moreover, other taxes and charges were € 2.5 million and the social security contributions € 23.8 million. As has been the case for many years, relief projects were also carried out in 2008, which included financial donations and the personal dedication and commitment of BWT employees. This also includes relief projects for employees in need and external relief response (e.g. for drinking water supply in disaster areas).

Investors

Please refer to the chapter on "The BWT share & investor relations" which provides a report on our performance and activities for investors.

The BWT share

Data and facts about the BWT share

Number of shares	17.8335 million, issued to bearer
Free float	49.5%
ISIN	AT0000737705
Bloomberg code	BWT AV
Reuters code	BWTV.VI
Main trading center	Vienna Stock Exchange
ADR program	Level 1, 1 ADR=1 share, Bank of New York Mellon
Minimum price 2008	€ 10.00 (as at December 12, 2008)
Average price 2008	€ 23.50
Maximum price 2008	€ 35.94 (as at January 2, 2008)
Year-end price 2008	€ 11.00
Market capitalization	€ 196 million (as at December 30, 2008)
Trading volume per day	34,047 shares (double counting, Vienna Stock Exchange, 2008)
Trading turnover per day	0.821 million (double counting, Vienna Stock Exchange, 2008)
Index membership	ATX Prime, ViDX, WBI, S&P Global Water Index, NX-25 (ÖKO-INVEST), NAI (Natur-Aktien-Index), VÖNIX, Global Challenges Index (oekom), etc.
Broker research	CA-IB (BA-CA/UniCredit), Crédit Agricole Cheuvreux, Erste Bank, Goldman Sachs

Shareholder structure


YSRO
31.6%
Free float
49.5%
WAB trust
18.9%

Information per share	2008	2007	Change
Earnings (€)	1.16	1.48	–22%
Dividend (€)	0.38*	0.38	unchanged
Book value (€)	7.75	7.27	+7%
P/E maximum	31.0	36.3	–
P/E minimum	8.6	21.3	–
P/E year-end	9.5	24.6	–

* *Proposal to the Annual General Meeting*

Index performance 2008 (in %)


ATX Prime –63.8%
ATX –61.2%
SMI –33.3%
TecDAX –47.6%
DAX –41.5%
DJ Euro Stoxx 50 –43.5%
Nikkei 225 –39.7%
Dow Jones Industrial –32.7%
NASDAQ Composite –39.6%
S&P Global Water Index –38.7%
FTSE4Good Global Index –42.9%
DJ Sustainability Index –41.0%
Natur-Aktien-Index –43.2%
VÖNIX –56.7%
BWT Aktiengesellschaft –69.4%
–80% –70% –60% –50% –40% –30% –20% –10% 0%

BWT shares in 2008

In the course of 2008 the US property- and financial crisis spread across almost all industries and regions leading to numerous bank collapses, interest rate cuts and national bail-out plans on a global scale. The re-evaluation of credit risks was accompanied by a credit crunch heavily depressing equity markets with falling quotations.

The US stock markets, namely the Dow Jones Industrials index, lost 33% from January until December representing the highest annual loss since 1931. Comparing to the all-time high of about 14,000 reached in October 2007 the index declined 38%. In Germany, the DAX suffered a loss of 42%. The Austrian ATX fell 62% below year-end 2007 and was among the weakest stock exchanges in Europe following several good years.

Despite the share buyback program started in April 2008, the BWT share decreased 69% reaching a level of € 10 by the end of the year, a level not seen since September 2003, from which the share took off to reach an all-time high at € 54 (in July 2007).

Within the ATX Prime Index, the BWT share reached rank 25 both, in terms of liquidity (trading volume) and market capitalization. With a trading volume of € 103 million and an average market capitalization of the free float of € 209 million, the share lost liquidity compared to last year. Average trading turnover declined only by 9% below last year´s level.

In April 2008, facing the falling capital markets and in order to optimize the company´s capital structure, a share buyback program was started. Until year-end 2008, 312,419 own shares were bought back, representing 1.75% of the shares outstanding, for a total of € 5.3 million. The Board is entitled to continue to buy back shares up to 10% of all shares outstanding until prospectively June 30, 2009. For further information about the BWT share buyback program please visit the BWT Homepage.

Despite significant growth – during the past 10 years, sales increased by an annual average of 6% – BWT is committed to a stable dividend policy. On average, during the past 10 years, roughly 30% of the net profit has been paid out to shareholders. In the year 2008, the payout ratio was 28% equaling € 6.8 million for shareholders. Despite the rather low group net profit of this year, the Board proposes the AGM to pay out a stable dividend of € 0.38 per share.

In 2008, the Vienna Stock Exchange did not continue its success of past years attracting investors for participating in the growth in Central and Eastern Europe. The turmoil on global financial markets also affected the (international) trading members on the Vienna Stock Exchange. Roughly two thirds of trading volumes, or 48 out of 89 market participants, is generated by international brokers admitted for direct trading. The total market capitalization of all shares fell from € 158 billion to € 52 billion, the trading volumes decreased by roughly 20%.

There has been a considerable increase in the importance of sustainability and corporate social responsibility in light of the current climate change, the rapid industrialization of whole continents, accompanied by declining resources and environmental pollution, as well as social disparities. On capital markets, more and more investors take socially responsible, environmental and sustainable criteria into consideration for their investments.

In Germany, the number of sustainable investment funds grew by 41 to 196, thereof 121 were equity funds at year-end. But also these funds suffered from the financial markets´ turmoil and considerably lost value: the volume of assets under management fell from € 28 billion to € 18 billion. In the whole of Europe, 537 sustainable open funds were available, 100 more than in 2007. However, the share of sustainable funds only amounts to 7%.

The BWT corporate bond

In November 1999, a corporate bond of € 17 million was issued, consisting of 17,000 equal debentures to the bearer with a face value of € 1,000 each. The duration is 10 years, the coupon is 6.875% payable on November 17th of each year. Redemption is due to November 17, 2009 at the nominal value. The bond is quoted on the Frankfurt over-the-counter market (WPKN 353770).



For some it is a refreshing mouthful after work.



For BWT it is the challenge to develop tailor-made water treatment concepts that meet the requirements of the drinks industry.

With **membrane processes – from reverse osmosis through to micro-, ultra- und nano-filtration** – waters of any composition can be treated, with all materials, both organic and inorganic in origin, being reduced in equal measure. As well as this, bacteria, viruses, colloids, etc. are removed.

Reverse osmosis systems do not require any regeneration chemicals, thereby avoiding an increase in salinity in waste water. This environmental friendliness, coupled with user friendliness and the low space requirement, makes reverse osmosis the preferred treatment process for the brewing industry.


BWT
BWT
BWT

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Investor Relations

Since the IPO in 1992, investor relations have been our highest priority and are directly assigned to the Management Board. The objective of our IR work is to present as true and fair a picture as possible of the company and its potential for development in its markets, therefore creating a good basis of information on which to arrive at a sustainable decision to invest in our company. A transparent information policy, our commitment to the Austrian Corporate Governance Code and our active approach to investors are integral components of this strategy.

Broker research on the BWT share is published by the Austrian banks CA-IB (BA-CA/Unicredit) and Erste Bank, Goldman Sachs, Crédit Agricole Cheuvreux and HSBC Trinkaus. In order to further increase awareness of the BWT share and its unique positioning, we participated in a total of 10 national and international investor conferences and roadshows in 2008. An up-to-date roadshow calendar of major events as well as other extensive information on the BWT share can be found on our website.

BWT price chart 2008


Share price (€)
Trading volume
40
35
30
25
20
15
10
5
0
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
January 08
February 08
March 08
April 08
May 08
June 08
July 08
August 08
September 08
October 08
November 08
December 08

Source: Wiener Börse AG



Information and contact

BWT Website:	www.bwt-group.com/EN/Investor-Relations
Investor relations	Ralf Burchert, CEFA
Shareholder telephone:	+43 (0)6232 5011-1113
E-mail:	investor.relations@bwt-group.com

Employees

Just as water is our daily elixir of life, our employees are the elixir of BWT. Their customer-oriented, entrepreneurial and sustainable way of thinking and working enables BWT to be Europe's leading water technology group.

BWT Group is comprised of 54 subsidiaries and 20 participations. 2,389 employees were working for us in 19 countries as at December 31st, 2008 (2,354 employees in 17 countries the year before). Average staff growth over the past three years was 6% per year and so the current 19% share of employees with a tenure at BWT Group of less than 3 years is relatively high. At the same time priority was most of all given to the development of production and service capacities, as well as development in Eastern Europe. 1,158 employees work in Austria/Germany (previous year: 1,124), 590 in France/ Benelux (previous year: 573), 213 in Scandinavia (previous year: 220), 90 in Italy/Spain (previous year: 94) and 338 employees in Switzerland/other countries which include among others Eastern Europe and China (previous year: 343).

Interdisciplinary work in teams across the whole value-generation-chain at BWT connects people with various qualifications. From product development and process engineering to production, from assembling line to service, from procurement to execution, employees with technical, management, legal and other backgrounds are faced with diversified tasks. The relatively long average period of employment in the whole group reflects BWT's attractiveness as an employer.



The large and broad water technology network at BWT Group in Europe offers employees and trainees diversified possibilities of development and vocational training. Moreover, various working time models ensure flexibility and enable realization of individual life plans.

Operating tasks are carried out in local companies, in line with our decentralised structure, while strategic tasks are the direct responsibility of the Management Board. In 2008 further steps were made towards implementation of the BWT sustainability strategy in the HR area. This gives the BWT Management improved HR management tools across the whole Group.

Our employees stand out due to their qualifications, involvement, responsibility, enthusiasm, diversity, loyalty and value-oriented cooperation. They are the key to further positive, sustainable development of our company. Their knowledge, their skills, their input and their achievements also enabled the success of our company in 2008. For that, we like to express our thanks and appreciation.

Corporate Governance

Corporate Governance comprises all measures to ensure that the interests of the shareholders are consistent with the actions of the management and the employees of a company. Since going public in 1992, BWT has been pursuing the goal of sustainable ecologically and economically-oriented value enhancement.

With the Austrian Corporate Governance Code, BWT follows a regulation framework of standards for sound management and supervision of the company. This includes the standards of good corporate management common in international practice (OECD Principles) but also the important significant provisions of Austrian corporation law in this respect. This enables a high level of transparency for all stakeholders of the company. The Code is publicly accessible on the homepage of the Austrian Working Group for Corporate Governance on www.corporate-governance.at.

To avoid insider trading, a policy based on the Emittenten-Compliance-Verordnung (ECV – Regulation on Compliance for Issuers, current version: 2008) of the Austrian Financial Market Authority has been in place at BWT since 2002 and is implemented in the company by the Compliance Officer. The Code of Conduct which came into force in 2007 is aimed at all employees and includes all the principles of conduct. It provides guidance on the fundamental ethical and legal duties of BWT employees.

The new version that now applies – an amended version of the first version formulated in 2002 and of the second version amended in 2006– is binding with effect from January 1, 2009. It includes the Corporate Governance recommendations of the European Commission and the 2005 Gesellschaftsrechtsänderungsgesetz (2005 GesRÄG – 2005 Austrian Company Law Amendment Act), as well as the newest legal adjustments. The improvements primarily relate to the Supervisory Board regarding transparency and independence and the compensation.

The Code comprises three rule categories:
1. Legal requirement ("L") – including compulsory regulations
2. The "C" rules (Comply or Explain) in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to comply with the Code
3. Recommendation rules ("R")

BWT applies the Corporate Governance Code in the version 2009 in full with the following explanations:

Rule 16
The Management Board consists of two persons: Mr. Andreas Weissenbacher, born 1959, Chairman of the Executive Board since 8/1/1991 of BWT AG founded by him; Mr. Weissenbacher is responsible for the operational business and for the departments R&D, Human Resources, Marketing and IR/PR. Mr. Gerhard Speigner, born 1960, since 1/5/1996 Chief Financial Officer is managing the departments Finance & Controlling, Treasury, IT and Law. Both members of the Management Board are appointed until 20/9/2010. This organization allows a high flexibility and an efficient operation in the Management Board.

Rule 18
The internal auditing duties are currently being performed by the Group Controlling and Group Treasury departments. The Management and Supervisory Boards receive regular reports about important results of these auditing activities.

Rules 28 through 30
Performance-related payments at BWT AG are not made via share options, but are dependent on long-term and sustainable performance criteria. These include predefined goals regarding company results, qualitative and quantitative goals. In 2008, 90% of the total remuneration of the Management Board was fixed and 10% performance-related. There is no company pension. There are also no Management Board entitlements or individual legal rights should the function be terminated. There is a valid liability insurance protection for the management of the group (D&O insurance).

Corporate Governance

Corporate Governance comprises all measures to ensure that the interests of the shareholders are consistent with the actions of the management and the employees of a company. Since going public in 1992, BWT has been pursuing the goal of sustainable ecologically and economically-oriented value enhancement.

With the Austrian Corporate Governance Code, BWT follows a regulation framework of standards for sound management and supervision of the company. This includes the standards of good corporate management common in international practice (OECD Principles) but also the important significant provisions of Austrian corporation law in this respect. This enables a high level of transparency for all stakeholders of the company. The Code is publicly accessible on the homepage of the Austrian Working Group for Corporate Governance on www.corporate-governance.at.

To avoid insider trading, a policy based on the Emittenten-Compliance-Verordnung (ECV – Regulation on Compliance for Issuers, current version: 2008) of the Austrian Financial Market Authority has been in place at BWT since 2002 and is implemented in the company by the Compliance Officer. The Code of Conduct which came into force in 2007 is aimed at all employees and includes all the principles of conduct. It provides guidance on the fundamental ethical and legal duties of BWT employees.

The new version that now applies – an amended version of the first version formulated in 2002 and of the second version amended in 2006– is binding with effect from January 1, 2009. It includes the Corporate Governance recommendations of the European Commission and the 2005 Gesellschaftsrechtsänderungsgesetz (2005 GesRÄG – 2005 Austrian Company Law Amendment Act), as well as the newest legal adjustments. The improvements primarily relate to the Supervisory Board regarding transparency and independence and the compensation.

The Code comprises three rule categories:
1. Legal requirement ("L") – including compulsory regulations
2. The "C" rules (Comply or Explain) in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to comply with the Code
3. Recommendation rules ("R")

BWT applies the Corporate Governance Code in the version 2009 in full with the following explanations:

Rule 16
The Management Board consists of two persons: Mr. Andreas Weissenbacher, born 1959, Chairman of the Executive Board since 8/1/1991 of BWT AG founded by him; Mr. Weissenbacher is responsible for the operational business and for the departments R&D, Human Resources, Marketing and IR/PR. Mr. Gerhard Speigner, born 1960, since 1/5/1996 Chief Financial Officer is managing the departments Finance & Controlling, Treasury, IT and Law. Both members of the Management Board are appointed until 20/9/2010. This organization allows a high flexibility and an efficient operation in the Management Board.

Rule 18
The internal auditing duties are currently being performed by the Group Controlling and Group Treasury departments. The Management and Supervisory Boards receive regular reports about important results of these auditing activities.

Rules 28 through 30
Performance-related payments at BWT AG are not made via share options, but are dependent on long-term and sustainable performance criteria. These include predefined goals regarding company results, qualitative and quantitative goals. In 2008, 90% of the total remuneration of the Management Board was fixed and 10% performance-related. There is no company pension. There are also no Management Board entitlements or individual legal rights should the function be terminated. There is a valid liability insurance protection for the management of the group (D&O insurance).

Rule 31
Due to the Management Board consisting of only two persons, we refer to the rules 28 to 30 above.

Rule 34
Apart from the Audit Committee, the Supervisory Board established no further committees. Due to the efficient size of the Supervisory Board (six persons) decisions are taken together.

Rule 36
The Supervisory Board held four meetings in the year 2008.

Rule 39
The Audit Committee is the only committee established by the Supervisory Board of BWT AG. The Supervisory Board of BWT AG comprises experts in various fields and holds constructive meetings at regular intervals, which cover strategic, balance sheet, and personnel-related matters of the company. In this context, the BWT AG Supervisory Board is also involved in all important decisions of the Management Board as an advisory body. The following persons of the Supervisory Board form part of the Audit Committee: Dr. Bednar, Ms. Egger, Mr. Reicher. The Audit Committee held 2 meetings in the year 2008 at which the year-end accounts and the internal control, revision and risk systems were discussed.

Rule 51
The members of the Supervisory Board received expense reimbursements totalling € 46,400 for the activities during the 2008 financial year (2007: € 31,100). The basis remuneration for the members of the Supervisory Board amounts to € 7,500 per person, for the Chairman € 15,000. Beyond that, there were compensations of travel costs.

Rule 53
"Independent" in the sense of the blanket clause of Rule 53 refers to members of the Supervisory Board whose business or personal relationship with BWT AG or its Management Board does not constitute a material conflict of interest allowing the member's behavior to be influenced. The criteria for independence are set in accordance with the guidelines of the Corporate Governance Code (Annex 1).

The Supervisory Board thus comprises the following independent members:
Dr. Leopold Bednar, Gerda Egger, Dr. Wolfgang Hochsteger, Klaus Kastner MBA, Dipl.-Vw. Ekkehard Reicher, Serge Schmitt.

Rule 57
The BWT AG Articles of Association do not stipulate any age limit for the members of the Supervisory Board.

Rule 58

Supervisory Board member	First appointed	End of current term
Dr. Leopold Bednar (Chairman, born 1948)	July 5, 1991	2011
Dr. Wolfgang Hochsteger (Dep. Chairman, born 1950)	July 5, 1991	2011
Gerda Egger (born 1964)	May 24, 1996	2011
Dipl.-Vw. Ekkehard Reicher (born 1941)	May 24, 1996	2011
Serge Schmitt (born 1949)	May 29, 2002	2011
Klaus Reinhard Kastner, MBA (born 1949)	May 23, 2001	2011

Where applicable, other Supervisory Board mandates or similar functions in domestic or foreign listed corporations are disclosed: Dr. Leopold Bednar, Mrs. Gerda Egger and Dr. Wolfgang Hochsteger are also Supervisory Board members of Christ Water Technology AG. Mr. Serge Schmitt is member of the Management Board of Christ Water Technology AG.

Rule 62
The present Corporate Governance Report was not evaluated by an external institution.

Rule 68
The Annual Financial Report is publicly accessible on the homepage of the IssuerInformationCenter of the Oesterreichische Kontrollbank (OeKB) under http://issuerinfo.oekb.at/startpage.html

Rule 73
Disclosure of purchases and sales of BWT shares by members of the Management Board is made in accordance with article 48d paragraph 4 BörseG to the Austrian Financial Market Authority (FMA), and put on the website of the Financial Market Authority on www.fma.gv.at.

Rule 83
The evaluation of the efficiency of risk management in made in the course of the internal reporting and is reported to the Management Board directly.

BWT Aktiengesellschaft

CONSOLIDATED FINANCIAL STATEMENTS

pursuant to
International Financial
Reporting Standards,
as applicable in the EU

2008



BWT
BEST WATER TECHNOLOGY

I. Consolidated profit and loss account for the financial year 2008

	Note	2008 € 1000's	2007 *) adjusted € 1000's
Revenues	(1)	410,217.2	397,494.0
Other operating income	(2)	6,633.1	6,600.1
Changes in inventories of finished goods and work in progress		–158.5	1,580.3
Own work capitalized	(2)	788.7	1,008.4
Raw materials and services used	(10)	–171,840.7	–170,333.7
Employee benefits costs	(3)	–126,845.3	–118,708.4
Depreciation and amortisation	(4)	–10,986.5	–9,007.4
Other operating expenses	(5)	–78,603.0	–72,364.2
Operating results		29,205.1	36,269.1
Financial income	(6)	2,074.2	2,788.6
Financial costs	(6)	–4,324.6	–3,801.0
Profit or loss before tax		26,954.6	35,256.7
Tax expenses	(7,15)	–6,329.4	–9,006.2
Net profit		20,625.3	26,250.5
thereof:			
For shareholders of the parent company		20,627.4	26,425.0
Minority shares	(16)	–2.1	–174.5
Earnings per share (in €) basic = diluted	(27)	1.16	1.48
Amount of shares issued		17,745,489	17,833,500

*) *Please read section Accounting and Valuation Principles on page 69*

II. Consolidated balance sheet as at December 31, 2008

ASSETS	Note	As at 31/12/2008 € 1000's	As at 31/12/2007 *) adjusted € 1000's
Goodwill	(8)	28,839.5	28,315.8
Other intangible assets	(8)	16,247.7	16,533.8
Tangible fixed-assets	(8)	64,245.5	59,103.8
Investments	(9)	6,915.4	7,257.8
Trade receivables	(11)	73.0	360.5
Other receivables	(13)	620.0	370.4
Deferred tax assets	(15)	4,118.3	4,279.4
Long-term assets		121,059.4	116,221.5
Inventory	(10)	61,564.7	60,243.9
Trade receivables	(11)	68,795.1	77,042.1
Receivables from construction contracts	(11,12)	9,341.6	9,072.2
Income tax returns	(11)	1,239.2	2,649.9
Other receivables	(11,13)	6,699.7	5,945.6
Liquid assets	(14)	13,484.4	15,372.6
Current assets		161,124.6	170,326.3
BALANCE SHEET TOTAL		282,184.0	286,547.8

*) Please read section Accounting and Valuation Principles on page 69

EQUITY and LIABILITIES	Note	As at 31/12/2008 € 1000's	As at 31/12/2007 *) adjusted € 1000's
Share capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Retained profit			
Accumulated profit/loss		108,988.1	95,124.1
Transactions booked directly in equity		–856.9	–767.7
Treasury shares		–5,292.6	
		137,767.9	129,285.7
Minority interest	(16)	383.8	347.4
Equity	(16)	138,151.7	129,633.1
Provisions for social overhead capital	(17)	22,533.5	24,006.9
Deferred tax liabilities	(15)	5,351.8	4,929.2
Other provisions	(18)	1,552.4	1,514.8
Bonds	(19, 20)	0.0	17,000.0
Interest-bearing financial liabilities	(20, 24)	4,437.9	10,275.7
Other liabilities	(20)	1,001.7	997.7
Long-term liabilities		34,877.3	58,724.3
Current income tax liabilities		2,224.4	3,443.5
Other provisions	(18)	10,711.7	12,160.3
Bonds	(19, 20)	17,000.0	0.0
Interest-bearing financial liabilities	(20, 24)	17,981.8	14,548.4
Trade liabilities	(20)	30,721.6	35,765.6
Other liabilities	(20)	30,515.5	32,272.6
Short-term liabilities		109,155.0	98,190.4
BALANCE SHEET TOTAL		282,184.0	286,547.8

*) *Please read section Accounting and Valuation Principles on page 69*

III. Consolidated cash flow statement for the financial year 2008

		Note	2008 € 1000's	2007 *) adjusted € 1000's
+	Profit before tax		26,954.7	35,256.7
–	Profit (+loss) on disposal of tangible fixed assets		–209.6	–172.2
+	Depreciation of tangible fixed assets		7,084.5	6,216.7
+	Depreciation of intangible assets		3,902.0	2,790.7
–	Increased (+decreased) inventory		–957.8	–7,265.7
–	Increased (+decreased) receivables		9,149.2	–9,705.0
+	Increased (–decreased) trade liabilities and other liabilities		–10,744.2	4,393.6
+	Increased (–decreased) provisions		–1,183.1	–1,321.5
–	Income tax paid		–5,856.1	–7,692.8
	CASH-FLOW on operating activity	(22)	28,139.6	22,500.5
–	Payments for tangible fixed assets and intangible assets		–16,635.3	–13,916.5
–	Payments for financial investments		–274.1	–1,143.7
+	Proceeds from disposal of tangible fixed assets and intangible assets		1,281.1	464.2
+	Proceeds from disposal of financial investments		1,058.3	736.8
–	Payments for acquisition of minority shares and subsidiaries		–2,954.9	–1,487.4
	CASH-FLOW on investment activity	(23)	–17,524.9	–15,346.6
–	Dividends paid out		–6,761.8	–6,241.7
–	Payments to minority shareholders		–42.3	–832.5
–	Share buy-back		–5,292.6	0.0
+–	Changes in notes payable		1,934.1	–136.5
+	Increase of long-term financial liabilities		234.9	4,380.2
–	Repayment of long-term financial liabilities		–8,038.6	–1,101.2
+–	Changes in short-term financial liabilities		5,520.3	–2,092.4
	CASH-FLOW on financing activity		–12,446.0	–6,024.1
+–	Cash-Flow on operating activity		28,139.6	22,500.5
+–	Cash-Flow on investment activity		–17,524.9	–15,346.6
+–	Cash-Flow on financing activity		–12,446.0	–6,024.1
	Change in cash and cash equivalents		–1,831.3	1,129.8
+	Cash and cash equivalents at period beginning		15,372.6	14,223.4
+–	Changes of exchange rates		–56.9	19.4
	Cash and cash equivalents at period end		13,484.4	15,372.6
	Total cash and cash equivalents	(14)		
	Cash-in-hand		140.6	179.2
	Bank credit, cheques		13,343.8	15,193.4
			13,484.4	15,372.6

Other data	2008 € 1000's	2007 € 1000's
Interest received	591.6	754.8
Interest paid	2,799.5	2,497.5

Interest received and interest paid is included in CASH-FLOW on operating activity.
**) Please read section Accounting and Valuation Principles on page 69*

IV. BWT Group: Consolidated changes in equity

	Share capital	Capital reserves	Retained profit accumulated profit/loss	Retained profit transactions attributable directly to equity	Treasury shares	Total	Minority shares	Total
	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's
As at 31/12/2006	17,833.5	17,095.8	75,596.8	–2,020.7	0.0	108,505.4	698.4	109,203.8
Annual profit/loss	0.0	0.0	26,425.0	0.0	0.0	26,425.0	–174.5	26,250.5
Profit/loss attributable to equity	0.0	0.0	0.0	1,253.0	0.0	1,253.0	5.7	1,258.7
Total profit/loss for the period	0.0	0.0	26,425.0	1,253.0	0.0	27,678.0	–168.8	27,509.2
Dividend distribution	0.0	0.0	–6,241.7	0.0	0.0	–6,241.7	–832.2	–7,073.9
Other changes	0.0	0.0	–656.0	0.0	0.0	–656.0	650.0	–6.0
As at 31/12/2007	17,833.5	17,095.8	95,124.1	–767.7	0.0	129,285.7	347.4	129,633.1
Annual profit/loss	0.0	0.0	20,627.4	0.0	0.0	20,627.4	–2.1	20,625.3
Profit/loss attributable to equity	0.0	0.0	0.0	1,332.8	0.0	1,332.8	0.0	1,332.8
Total profit/loss for the period	0.0	0.0	20,627.4	1,332.8	0.0	21,960.2	–2.1	21,958.1
Purchase of minority shares	0.0	0.0	0.0	–1,422.0	0.0	–1,422.0	–187.0	–1,609.0
Dividend distribution	0.0	0.0	–6,761.8	0.0	0.0	–6,761.8	–42.3	–6,804.1
Share buy-back 2008	0.0	0.0	0.0	0.0	–5,292.6	–5,292.6	0.0	–5,292.6
Other changes	0.0	0.0	–1.6	0.0	0.0	–1.6	267.8	266.2
As at 31/12/2008	17,833.5	17,095.8	108,988.1	–856.9	–5,292.6	137,767.9	383.8	138,151.7

Total profit and loss in the period

	2008 € 1000's	2007 € 1000's
Actuarial profit/loss	1,204.2	2,324.4
Tax due	–365.1	–1,034.3
Valuation of securities ("available-for-sale", pursuant to IAS 39)	441.5	0.0
Tax due	–110.4	0.0
Currency translation	162.6	–31.4
Revenues and expenses booked directly under equity	1,332.8	1,258.7
Annual profit	20,625.3	26,250.5
Total profit/loss for the period	21,958.1	27,509.2
thereof:		
For shareholders of the parent company	19,882.2	27,678.0
Minority shares	–2.1	–168.8

BWT GROUP
CONSOLIDATED
FINANCIAL STATEMENTS

NOTES

2008



BWT
BEST WATER TECHNOLOGY

V. Notes 2008

General notes

The consolidated annual financial statements of BWT Aktiengesellschaft (BWT AG) with its domicile in Austria, 5310 Mondsee, Walter-Simmer-Straße 4, was drawn up pursuant to the International Financial Reporting Standards (IFRSs), as applicable in the EU, in responsibility of the Management Board.

Reporting for financial years 2008 and 2007 was prepared in € 1000's (T€, rounded in line with the commercial rounding method). Calculation differences related to rounding may occur for totals of the rounded amounts and percentages due to application of automatic calculation aids.

Consolidated annual financial statements are basically drawn up according to the cost method. This does not apply to derivative instruments and sale of disposable financial assets which were valued at fair value.

Application of new and changed standards

As at January 1st, 2008 the Concern was applying the new and adjusted IFRS Standards and Interpretations listed below:

- IFRIC 11 IFRS 2: Group and treasury share transactions (applicable to financial years commencing on March 1st, 2007 or thereafter), no impact.
- Change to IAS 39 and IFRS 7: Reclassificaition of financial instruments (applicable from October 15th, 2008), no impact.
- IFRIC 14 IAS 19 – the limit on a defined benefit asset and minimum funding requirements and their interaction (applicable to financial year commencing on January 1st, 2008 or thereafter), impact: T€ 227 less assets

Published standards and interpretations that have not yet been applied

As at the date of issuing these consolidated financial statements, the following interpretations have already been published, apart from the standards and interpretations applied by the Concern, but their application was not yet obligatory:

- IAS 23 (revised) borrowing costs, effective from 2009, no impact expected
- IFRIC 13 customer loyalty programmes, effective from 2009, impact is being evaluated
- IFRS 2 share-based payment, effective from 2009, no impact expected
- IFRS 3 business combinations and ammendments in other standards resulting from it, applicable from 2009, impact is being evaluated
- Improvements of IFRSs (2008), effective from 2009, impact is being evaluated
- IAS 1 (revised) presentation of financial statements, effective from 2009, impact on the presentation is being evaluated
- IFRIC 12 service concession agreements, effective from 2009, no impact expected
- IAS 32/IAS 1 IAS 32 financial instruments: presentation and IAS 1 presentation of financial statements – puttable financial instruments and obligations arising on liquidation, effective from 2009, no impact expected
- IFRS 1/IAS 27 changes of IFRS 1 first-time adoption of International Financial Reporting Standards and IAS 27 consolidated and separate financial statements pursuant to IFRS, effective from 2009, no impact expected

The Management Board assumes that the aforementioned standards and interpretations will be applied starting from the consolidated financial statements that are referred to in the respective implementing regulation, and that the application of these standards and interpretations will not have any significant impact on equity and results of the consolidated financial statement in the year of their first-time application.

General notes

Fundamentals

BWT – Best Water Technology Group was established in 1990 as a result of Management-Buy-Out and is presently Europe's leading water technology supplier in the so called „residential" sector. The objective of BWT staff is to provide its customers from private households, businesses and local authorities with innovative technologies, ensuring top level of safety, hygiene and health in their daily contact with water – the elixir of life.

BWT Aktiengesellschaft is globally represented by 53 subsidiaries and it employed 2,389 employees as at 31/12/2008 (2,354 the year before).

Financial accounting of businesses included in the consolidated financial statements follows the uniform financial accounting regulations of BWT Group based on IFRS.

The balance sheet date of the consolidated financial statements is the balance sheet date of the parent company, pursuant to IAS 27. The annual financial statements of businesses included as a result of full consolidation were drawn up as at the date of the consolidated financial statements. With the view to improve the clarity of presentation individual records in the balance sheet and profit and loss statement were summarized. Detailed presentation is available in the notes.

Scope of consolidation

Overview of the material fully consolidated businesses is available in the Attachment V.1.
As a result of full consolidation, the consolidated balance sheet as at 31/12/2008 includes 53 (last year: 56) subsidiaries, apart from BWT AG itself. The joint enterprise which was consolidated proportionally last year, will be fully consolidated from 2008 as a result of take over of further shares.

Scope of consolidation in the 2008 reporting year was as follows:

As at 01/01/2008	57
Incorporated for the first time in the reporting year	2
Merged in the reporting year	–3
Closed in the reporting year	–2
As at 31/12/2008	54

Third-party shares in equity of the incorporated businesses were presented as a separate item. Minority shares of other shareholders included in the annual results are presented separately in the consolidated profit and loss statement.

BWT Aktiengesellschaft makes use of the exception rule regarding the description of subsidiaries in the consolidated financial statement, pursuant to § 265 para. 3 of the Commercial Companies Code (UGB).

Consolidation method

Capital consolidation is made pursuant to the purchase method by offsetting costs against the pro rata identifiable assets and liabilities relating to the parent company. Asset surpluses have been capitalized as goodwill from 1/1/1995 and were depreciated using a straight-line method until the end of 2004 depending on their economic life. The straight-line depreciation was replaced pursuant to the provisions of IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets) with an annual impairment test.

The acquisition of minority shares is entered in the balance sheet pursuant to the so called entity method. According to this method the difference between purchase price and book value of minority shares is allocated to equity.

Intercompany receivables and payables, expenses and revenues, as well as interim results are eliminated.

Currency translation in the Group

Currency translation of foreign accounts follows the concept of functional currency. This equals the national currency for all companies, as they run their business in a financially, economically and organizationally independent way.

Apart from equity items, all balance sheet items are translated to the reporting currency using the exchange rates as at 31.12.2008. The items on the profit and loss account related to foreign consolidated businesses are translated using average exchange rates for the period. Differences from currency translation are allocated to equity not affecting net income. In the case of withdrawal of a foreign business from the scope of consolidation, currency differences are booked affecting net income.

Exchange rates of significant currencies, adopted for currency translations, were developing as follows:

Countervalue = 1 €	Period-end exchange rate		Average annual exchange rate	
	31/12/2008	31/12/2007	2008	2007
Swiss Franc	1.49	1.66	1.58	1.65
Polish Zloty	4.15	3.60	3.53	3.78
Hungarian Forint	266.70	253.25	251.05	251.91
Czech Crown	26.88	26.62	25.04	27.79
American Dollar	1.39	1.47	1.47	1.38
Swedish Crown	10.87	9.45	9.68	9.27
Danish Crown	7.45	7.46	7.46	7.45
Norwegian Crown	9.75	7.96	8.29	8.00
Chinese Renminbi	9.50	10.74	10.20	10.44

Accounting and valuation principles

In order to ensure better comparability and to follow common Austrian practice, in 2008, interest costs of social capital amounting to € 1,215,900 were for the first time disclosed under interest costs, and the previous year was adjusted accordingly. This results in reduced labor costs by € 1,215,900 in 2008 and by € 1,111,400 in 2007, as well as increased interest costs amounting to € 1,215,900 in 2008 and € 1,111,400 in 2007. This re-allocation has no impact on the earnings per share.

Also in order to ensure better comparability and to follow the common Austrian practices provisions for unused holiday leaves amounting to € 6,720,000 were restructured in 2008 from other provisions to other liabilities. This results in reduced other short-term provisions by € 6,720,000 and increased other short-term liabilities by € 6,720,000. Also the values for 2007 amounting to € 6,765,000 were similarly shifted from other short-term provisions to other short-term liabilities. This restructuring has no impact on the earnings per share.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are booked at purchase costs or production costs, less planned straight-line depreciation and loss in value. Production costs comprise direct costs, as well as proportional part of indirect material and labour costs. General overhead costs, as well as interest on borrowed capital are not capitalized.

Assets are depreciated from the moment they are ready to use. Depreciation is carried out according to a straight-line method over the anticipated useful life of a given asset. When establishing the anticipated useful life of tangible fixed assets, account is taken of the expected economic useful life.

For the purpose of appraisal of possible decline in value of tangible fixed assets and intangible fixed assets, impairment tests are carried out taking account of respective indicators (decline of value of goodwill is basically tested on an annual basis). The higher of the two values (attainable value), net selling price or use value, which is calculated as cash equivalent of future cash inflows and outflows, is compared with the existing book value. If it is not possible to carry out the estimations based on separate valuation, it is carried out on the basis of the superior "cash-generating unit (CGU)". If the book value is higher, the attainable amount is impaired. If there are no reasons for impairment, the original values are written up (excluding goodwill) maximum to the level of regularly adjusted purchase or production costs. Maintenance activities are booked under expenses.

A positive difference in value resulting from consolidation of companies is presented as goodwill. Goodwill is tested at the balance sheet date from the point of view of its economic value (use). Decreases of economic value are booked as value impairment. From the first-time application of IFRS 3 in conjunction with IAS 36 and IAS 38 from 2005 annual impairment tests are carried out based on "cash-generating units (CGU's)" in order to establish the value of the existing goodwill.

In the case of self-developed intangible fixed assets the development period is broken down into research and development phase. Costs incurred in the research phase are booked affecting the net income. Expenses incurred in the development phase are capitalized as intangible fixed assets (pursuant to IAS 38), providing that they meet certain assumptions confirming the future usefulness of the planned application, in particular technical feasibility of the developed product or procedure. Valuation of self-developed intangible fixed assets is carried out at production costs, less depreciation and decline in value. Intangible fixed assets in development and intangible fixed assets without definable useful life are to be tested for value impairment once a year.

Depreciation of intangible fixed assets and wearable tangible fixed assets is carried out using the straight-line method over the expected economic useful life of a given object. The following useful life periods were adopted for the calculation of depreciation rates, unchanged versus the previous year:

	Useful life in years	
	from	to
Intangible fixed assets		
Software	3	5
Patents, trademark rights	5	10
Tangible fixed assets		
Buildings	20	50
Investments in buildings of third parties	10	20
Machines	3	15
Business equipment	3	10

Leasing and rental properties

Leasing and rental contracts in which all risks and rewards arising from the use of assets are transferred to the Group, are treated as financing leasing. Assets underlying respective leasing or rent contracts are capitalized at the current value of future leasing or rental installments at purchase and depreciated over the duration of the useful life period. The capitalized assets are offset by net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.
Assets used under any other leasing or rental contracts are treated as operating leasing. Rental payments are booked as expenses.

Financial investments (assets)

Financial assets are not held for trading purposes (see Note 9). If there is actual intention and ability to hold the asset to final maturity, the asset is valued at purchase cost according to the effective interest rate method, less write-downs. If the reasons for implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase price.

Part of securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost (fair value) at the time of their acquisition and in later periods at their respective current market values. Market values of securities are the values on the stock market as at the balance sheet date.

Other participations, for which market value cannot be determined, are booked at purchase cost less any necessary write-downs.

Estimation and write-off of financial assets takes place on the trade date. Financial assets are tested for impairment on each balance sheet date. The Group writes off financial assets only if the contractual rights to cash flows from a financial asset expire or if it assigns the financial asset and all opportunities and risks fundamentally associated with it to a third party.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or the lower net realisable value. Consumption of primary energy and raw materials and supplies was calculated using the average-cost method. Low stock turnover is taken as an indicator for calculating the net realisable value.

Receivables

Trade receivables and other short-term receivables booked for the first time are valued at their fair value, when they are allocated to "Credits and receivables" category, with purchase costs carried forward, according to the effective interest rate method.

Tax receivables are shown balanced with tax liabilities, if they relate to the same tax authority and there is both the right and intention to offset them.

In the case of some categories of financial assets (for example trade receivables), assets for which no impairment is determined on an individual basis are tested for impairment requirement on a portfolio basis.

Receivables from production orders

Pursuant to IAS 11 long-term production orders are settled using the percentage of completion method with pro-rata realization of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Liquid funds

Current financial assets are booked under the heading Liquid funds and valued at current value.

Balance sheet heading „Liquid funds" covers cash in hand, cash in bank, as well as short-term deposits with original maturity of less than three months. For the purpose of consolidated cash flows account the aforementioned payment instruments constitute a "Composition of liquid funds".

Provisions

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made according to IAS 19 using the projected-unit-credit method. In this method, the expected benefits to be paid by the company are distributed over the number of years of service with the company. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date in the form of an actuarial certificate.

Other provisions are set up in the amount of the uncertain obligations, whereby the best possible estimate of the expense necessary for fulfillment is used. Long-term provisions are booked at net present value if the interest rate effect is significant.

Liabilities

Monetary liabilities in foreign currencies are valued at the current exchange rate of the currency concerned as at the balance sheet date.

Assessment is made applying fair value using the effective interest rate method.

Conversion into functional currency

Assets and liabilities expressed in foreign currencies are converted into functional currency at the current exchange rate, non-monetary items are converted at currency buying rate. Write-ups and write-downs resulting from foreign currency valuations are booked affecting net income.

Revenues realization

Trade revenues are realized when all material risks and opportunities arising from the delivered good or service have passed to the purchaser.

In order for the progress of orders and the performance of the company to be reflected accurately over the accounting periods, profit from production orders is realized using the percentage-of-completion method, pursuant to IAS 11, on the basis of a reliable estimate of the degree of completion, total costs and total sales.

Dividend revenues are booked at the moment of their inflow and interest revenues are booked on an accrual basis.

Taxes

Revenue taxes charged during the financial year include the amounts payable by individual companies from taxable income multiplied by the tax rate applicable in their respective countries („actual taxes") and the changes in tax accruals.

The calculation of tax accruals is carried out using the balance-sheet-liability method for all temporary differences between the values of the balance sheet items in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Furthermore, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and from the first time valuation of an asset or debt are not included in tax accruals, provided that certain conditions are met.

Tax accrual assets are calculated in the 2008 financial year based on the following tax rates:

Country	Tax rate	Country	Tax rate
Austria	25 %	Switzerland	21 %
Germany	30 %	Hungary	16 %
France	33 %	Ukraine	21 %
Italy	31 %	Czech Republic	21 %
Spain	30 %	Poland	19 %
Denmark	25 %	China	25 %
Sweden	26 %		

Tax rates applicable in the financial year 2007:

Country	Tax rate	Country	Tax rate
Austria	25 %	Switzerland	21 %
Germany	30 %	Hungary	16 %
France	33 %	Czech Republic	21 %
Italy	37 %	Poland	19 %
Spain	33 %	China	25 %
Denmark	28 %		
Sweden	26 %		

Earnings per share

Earnings per share are calculated by dividing Group profit due to the shareholders of the parent company by the weighted number of issued shares.

Estimates and competent authority discretions

For the purposes of compiling consolidated financial statements, some estimates and assumptions have to be made, which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may deviate from these estimates. In particular, it can be difficult to estimate individual value adjustments made for receivables, the useful value in impairment tests (see Note 8) and the deferred tax claims due to deviations from expected events in the future.

Furthermore, the preparation of the consolidated annual accounts requires the determination of future developments. For example, for the valuation of existing social capital liabilities, assumptions are used for the discount rate, retirement age, life expectancy and future salary and pension increases (see Note 17).

Moreover, discretions of competent authorities include classification of financial assets and leasing.

Segment reporting

Company divisions are defined in terms of regional responsibilities for operating segment reporting in accordance with the internal reporting structure. IFRS 8 was applied prematurely, similarly as in the year before.

Notes to the profit and loss account

The profit and loss account is presented in the total expenditure format.

NOTE 1: Sales revenues and segment reporting

Consolidated Group turnover for the BWT Group was € 410.2 million and was 3.2% higher than the previous year's figure of € 397.5 million. This figure includes € 322.9 million (previous year € 318.3 million) from trade in goods and € 87.3 million (previous year € 79.2 million) from trade in services.

The segments are shown by regional responsibilities (operating segmentation), whereby the internal information management system covers the following areas:

- Austria / Germany
- France / Benelux
- Scandinavia
- Italy / Spain
- Switzerland / Others

Turnover with external customers is allocated in accordance with the domicile of the selling company.

Above average growth in 2008 was recorded in such segments as Austria / Germany (+7.0%, partially resulting from acquisition), Scandinavia (+6.4%) and Italy / Spain (+4.6%). Turnover fell in France / Benelux (-0.4%) and Switzerland / Others (-3.7%) segment. Total turnover in Austria, the country of origin, was € 78.8 million (previous year € 76.3 million), whereas investments in intangible fixed assets and tangible fixed assets amounted to € 7.9 million (previous year € 6.5 million).

Settlements between individual segments are basically made according to the arm's length principle. Group products and services are distributed in all segments.

Breakdown by business regions:

2008	Austria/ Germany € 1000's	France/ Benelux € 1000's	Scandinavia € 1000's	Italy/ Spain € 1000's	Switzerland/ Others € 1000's	Elimination € 1000's	Total € 1000's
External sales	172,063.0	96,863.1	45,036.0	34,184.0	62,071.1	–	410,217.2
Internal sales	12,856.5	3,784.9	394.4	84.6	1,352.9	–18,473.4	0.0
Total	184,919.5	100,648.0	45,430.5	34,268.6	63,424.0	–18,473.4	410,217.2
Segment earnings (EBIT)	10,495.9	4,702.2	5,693.3	3,631.4	4,682.3	–	29,205.1
Interest income	1,450.1	32.8	173.1	177.8	78.7	–1,269.7	642.8
Interest expenses	–3,692.1	–1,074.2	–113.5	–238.2	–476.3	1,269.7	–4,324.6
Income from participations							1,431.4
Income tax	–1,606.1	–1,387.6	–1,069.5	–1,244.4	–1,021.8	–	–6,329.4
Minority interests							2.1
Annual results of the parent company shareholders							20,627.4
Earnings per share in €							1.16
Segment assets	147,166.8	58,594.0	23,494.4	24,129.9	57,121.8	–28,323.0	282,184.0
Segment liabilities	93,777.2	38,808.5	10,854.1	10,789.2	18,126.3	–28,323.0	144,032.3
Investments	10,668.0	4,027.3	348.8	126.7	1,464.4	–	16,635.3
Depreciation	–5,325.5	–2,303.6	–359.4	–202.6	–1,566.8	–	–9,758.0
Revaluation write-offs	–560.0	–	–1.8	–	–666.7	–	–1,228.5

2007	Austria/ Germany € 1000's	France/ Benelux € 1000's	Scandinavia € 1000's	Italy/Spain € 1000's	Switzerland/ Others € 1000's	Elimination € 1000's	Total € 1000's
External sales	160,757.3	97,261.6	42,338.0	32.672.6	64,464.5	–	397,494.0
Internal sales	12,163.0	4,335.9	327.7	52.4	1,524.7	–18,403.7	0.0
Total	172,920.3	101,597.5	42,665.7	32.725.0	65,989.2	–18,403.7	397,494.0
Segment earnings (EBIT)	15,530.3	5,613.2	4,920.7	4.634.6	5,570.4	–	36,269.1
Interest income	1,057.7	45.9	159.2	151.0	80.6	–758.7	735.7
Interest expenses	–2,948.8	–837.1	–95.9	–194.5	–483.5	758.7	–3,801.0
Income from participations							2,052.9
Income tax	–2,797.1	–1,821.8	–1,376.0	–1.867.2	–1,144.1	–	–9,006.2
Minority interests							174.5
Annual results of the parent company shareholders							26,425.0
Earnings per share in €							1.48
Segment assets	143,468.0	61,256.6	23,907.6	23,282.7	56,581.8	–21,948.9	286,547.8
Segment liabilities	93,332.8	41,794.1	12,608.5	10,023.9	21,104.3	–21,948.9	156,914.7
Investments	8,591.2	2,446.0	439.1	106.6	2,333.6	–	13,916.5
Depreciation	–4,348.1	–2,178.5	–562.0	–229.6	–1,355.9	–	–8,674.1
Revaluation write–offs	–	–	–	–	–333.3	–	–333.3

NOTE 2: Other operating income and capitalized labour, overheads and materials

Other operating income is as follows:

	2008 € 1000's	2007 € 1000's
Income from disposal of tangible assets	301.3	193.1
Rental/licensing revenues	360.9	417.5
Proceeds from bonus/commission agreements	474.4	509.8
Proceeds from insurance damages	729.6	212.7
Proceeds from further charging of transportation costs	949.8	907.0
Proceeds from further charging of services	1,779.4	1,200.2
Proceeds from write-downs of receivables and write-ups	460.5	2,824.5
Other	1,577.2	335.4
Total	6,633.1	6,600.1

The capitalized labor, overheads and material amounting to T€ 788.7 (previous year: T€ 1,008.4) principally consist of development costs to be capitalized pursuant according to IFRS.

NOTE 3: Personnel expenses

	2008 € 1000's	2007 € 1000's
Wages	15,432.3	13,685.4
Salaries	82,737.5	78,386.6
Expenses for severance payments and pensions	2,639.0	2,103.8
Statutory social security contributions	23,772.9	22,401.9
Other social contributions	2,263.7	2,130.7
Total	126,845.3	118,708.4

Average number of employees developed as follows:

	2008	2007
White collar employees	1,715	1,631
Blue collar workers	630	602
Apprentices	42	36
Total	2,387	2,269

Part–time employees have been included on a pro-rata basis.

The expenses for severance payments include insignificant expenses for the employee welfare fund.

NOTE 4: Depreciation on intangible and tangible fixed assets

	2008 € 1000's	2007 € 1000's
Scheduled depreciation on tangible and other intangible fixed assets	9,758.0	8,674.1
Unscheduled depreciation	1,228.5	333.3
Total	10,986.5	9,007.4

Unscheduled depreciation is related with value adjustment to the trademark law and impairment of goodwill.

NOTE 5: Other operating expenses

	2008 € 1000's	2007 € 1000's
Advertising expenses incl. entertainment costs	11,887.3	12,267.3
Fleet and travel expenses	11,402.8	10,145.9
Freight and warehousing	9,105.9	8,728.9
External staff	4,745.1	5,100.6
Rental and leasing expenses	10,459.9	9,146.0
Consultancy costs	2,911.9	2,679.6
Office, postal and telephone expenses	4,484.0	4,368.1
Commissions	5,337.6	5,326.8
Licence expenses	355.9	376.4
Insurance premiums	1,750.4	1,677.8
Maintenance	3,043.8	2,819.8
Energy and fuel	1,971.2	1,584.2
Risks on receivables	811.9	-677.1
Other taxes and fees	2,547.4	2,597.6
Cleaning expenses	1,064.4	914.8
Bank fees and other third-party costs	946.8	822.1
Other	5,776.4	4,485.5
Total	78,603.0	72,364.2

NOTE 6: Financial results

	2008 € 1000's	2007 € 1000's
Participation revenues	1,405.4	2,003.1
Revenues from other securities	26.0	49.8
Other interest and similar revenues	642.8	735.7
Total	2,074.2	2,788.6

Interest costs of social capital pursuant to IAS 19	1,215.9	1,111.4
Interest and similar expenses	3,108.7	2,689.6
Total	4,324.6	3,801.0

Financial expenses cover interest and similar expenses for financial liabilities and leasing, interest related costs and allowances, as well as results from interest rate swaps related with external financing. Moreover, interest expenses for social capital pursuant to IAS 19, as well as losses related with participations in financial expenses not subject to consolidation are presented as well. This means a change versus the previous year values, which was implemented to ensure better presentation of results. Thus, personnel expenses totalling € 1,111.40 were reallocated to financial expenses.

Revenues from financial investments include interest, dividends and similar revenues from assessment of financial resources and investment in financial assets, as well as profits from sale of financial assets.

NOTE 7: Income and revenue taxes

The effective tax rate for 2008 financial year is approximately 23.5% and 25.5% for the 2007 financial year.

The current tax expenses were calculated as follows:

	2008 € 1000's	2007 € 1000's
Tax expenses in the financial year:		
Austria	609.2	2,219.3
Abroad	5,713.1	5,968.0
Deferred tax expense/income		
Austria	313.6	–235.0
Abroad	–306.5	1,053.9
Total	6,329.4	9,006.2

The transition of income tax liability applying the Austrian corporate tax rate of 25% (previous year: 25%) to the effective tax rate of the reporting period looks as follows:

	2008 € 1000's	2007 € 1000's
Profit before tax	26,954.6	35,256.7
Income tax according to 25% rate (previous year: 25%)	6,738.7	8,814.2
Deviations in foreign tax rates	667.7	1,180.3
Tax-free income from participations	–224.9	–432.3
Impact of local tax rate changes	–132.3	
Utilization of previously unrecorded losses carried forward	–177.9	
First-time capitalization of previously unrecorded losses carried forward	–380.2	
Permanent differences	–161.7	
Subtotal other	–852.1	–556.0
Effective tax liability	6,329.4	9,006.2
Effective tax rate	23.5%	25.5%

The Other item includes among others loss carry-forwards for which deferred taxes were capitalized, tax reimbursements, as well as the effect of consolidation records.

Notes to the balance sheet

NOTE 8: Intangible and tangible fixed assets

Detailed development is documented in the schedule of assets which forms an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Impairment tests on goodwill without determined useful life:
Goodwill acquired within the framework of mergers without determined useful life was allocated to the acquired companies or to the material cash generating units for the purpose of impairment tests.

In the course of impairment tests the attainable value of cash generating units or company is calculated based on the calculation of useful life, applying cash flow forecasts. Cash flow forecasts are based on financial plans approved by the management for the period of three years, which are based on empirical values. Discount rate adopted for cash flow forecasts is 8.6% (2007: 9.3%). Cash flows following the period of three years are extrapolated assuming growth rate of 3.0% (2007: 3.0%).

The significant goodwill is related with Christ Aqua in Switzerland in the amount of € 14,573,200 (previous year: € 14,573,200) and with "Softener France" cash generating unit in the amount of € 7,502,300 (previous year: € 7,502,300).

Development costs are only capitalized to the extent in which the necessary conditions pursuant to IAS 38 are met, in particular technical useful life is applicable. Expenses for research and development projects amounted to € 5.6 million (previous year: € 5.5 million), of which T€ 537.3 (previous year: T€ 783.9) were capitalized.

The balance sheet item „Land and buildings" contains land worth € 13,450,500 (previous year: € 12,142,400). Mortgage collateral amounts to € 976,600 (previous year: € 1,204,300). Purchase commitments for major investment projects totaled € 2,401,800 (previous year: € 2,795,900) as at December 31, 2008.

Pursuant to IAS 17 tangible fixed assets include assets used under leasing contracts which economically are to be classified as BWT Group property due to the structure of leasing agreement. In the previous years this item included in particular a building of BWT France S.A.S., F-St. Denis, for which a purchase option was realized in 2008.

	2008 € 1000's	2007 € 1000's
Purchase cost of tangible fixed assets	0.0	4,139.1
Cummulative depreciation	0.0	1,625.5
Book value of tangible fixed assets	0.0	2,513.6
Minimum leasing payments payable as at the balance sheet date	0.0	423.7
Present value of minimum leasing instalments payable within one year	0.0	408.5
Interest rate applied		6.849%
Present value of minimum leasing instalments payable between one and five years	0.0	0.0
Interest rate applied		6.849%

NOTE 9: Financial assets (investments)

Financial assets (investments)	Book value 31/12/2008 € 1000's	Book value 31/12/2007 € 1000's
Participations	5,502.9	5,352.7
Securities	1,412.5	1,905.1
Total	6,915.4	7,257.8

Participations relate to shares in the following companies:

Company	Shares	Book value 31/12/2008 € 1000's	Book value 31/12/2007 € 1000's
Nomura Micro Science Co. Ltd., Japan	4.009%	1,437.4	996.0
Wiener Börse AG, Austria	1.039%	274.5	274.5
ADDUXI S.A., France	23.000%	52.6	52.6
Syclope, France	11.940%	140.5	147.5
Male Water & Sewarage Company Ltd.	12.200%	3,087.0	3,083.7
Other		510.9	798.4
Total		5,502.9	5,352.7

Securities are composed of the following:

	31/12/2008 € 1000's	31/12/2007 € 1000's
Shares in funds	187.6	554.8
Other securities	1,224.9	1,350.3
Total	1,412.5	1,905.1

As long as it was possible to specify market value of securities, changes in value were recorded in the equity, not affecting net income. Sustainable value impairments are recorded affecting net income.

NOTE 10: Inventories

Inventories	31/12/2008 € 1000's	31/12/2007 € 1000's
Raw materials and supplies	20,800.6	19,954.5
Unfinished goods	6,230.9	6,536.7
Finished goods and products	32,621.6	31,453.3
Services not yet invoiced	613.8	420.7
Prepayments	1,297.9	1,878.7
Total	61,564.7	60,243.9

Cost of sales recorded in the profit and loss account is comprised of the following:

	31/12/2008 € 1000's	31/12/2007 € 1000's
Cost of materials	157,817.3	157,038.2
Cost of purchased services	14,023.4	13,295.5
Total	171,840.7	170,333.7

Devaluation of inventories increased by € 710,300 in the 2008 financial year, while in the previous year it decreased by € 421,500.

NOTE 11: Receivables and other assets

2008	Total € 1000's	of which current € 1000's	of which non-current € 1000's
Trade receivables	68,868.1	68,795.1	73.0
Receivables from production orders	9,341.6	9,341.6	0.0
Income tax reimbursements	1,239.2	1,239.2	0.0
Other receivables	7,319.7	6,699.7	620.0
Total	86,768.6	86,075.5	693.1

2007	Total € 1000's	of which current € 1000's	of which non-current € 1000's
Trade receivables	77,402.6	77,042.1	360.5
Receivables from production orders	9,072.2	9,072.2	0.0
Income tax reimbursements	2,649.9	2,649.9	0.0
Other receivables	6,316.0	5,945.6	370.4
Total	95,440.7	94,709.8	730.9

Age structure of overdue receivables not included in bad debt provisions:

	2008 € 1000's	2007 € 1000's
60 to 90 days	1,389.3	1,464.2
Above 90 days	5,780.8	6,501.0

Change in the depreciation of trade and other receivables:

	2008 € 1000's	2007 € 1000's
State at year beginning	1,984.1	3,977.4
Impairment of receivables	892.4	1,175.1
Amounts written down due to uncollectability	–262.9	–343.9
Amounts from receivables written down received during the financial year	–56.6	–2,129.6
Reinstatements	–403.9	–694.9
State at year end	2,153.1	1,984.1

As long as bad debt is not definitive, provisions for bad debts are set up when necessary. Write-downs due to uncollectability of receivables are made only in the case of effective bad debt loss.

As at 31/12/2008 bad debt provisions amounted to € 2,153,100. Bad debt provisions are partially based on the number of remainders. Moreover, the company runs individual impairment tests for significant overdue receivables.

Default risk management:
BWT Group has trade receivables from a large number of customers distributed across various industries and regions. Credit assessments regarding the financial status of the receivables are carried out on an ongoing basis. Default insurance is taken out where appropriate. As at December 31st, 2008 five largest outstanding receivables from individual customers totaled € 5,979,100, i.e. 8.7% of the trade receivables due. As at December 31st, 2007 the figure was € 4,914,800, i.e. 5.7%. Receivables from affiliated companies were not included in this figure, as can be seen from Note 25.

NOTE 12: Receivables from production orders

Pursuant to IAS 11 for all those production orders for which it is possible to reliably evaluate the degree of completion, total costs and total sales, revenues were realized according to the degree of progress of work (percentage-of-completion method). When applying the percentage-of-completion method, revenues are realized at a point in time at which there is not yet any statutory enforceable claim to payment. The BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method). The costs incurred hitherto are taken from the calculations reconciled with bookkeeping or time recording.

Details concerning production orders	2008 € 1000's	2007 € 1000's
Contract revenues in the financial year	23,445.5	25,618.2
Cumulative costs until December 31st	24,424.3	24,819.3
Cumulative realized profits until December 31st	6,992.1	5,778.1
Cumulative realized losses until December 31st	215.6	250.0
Prepayments received	25,843.8	24,577.6

Wherever possible, prepayments received were offset against receivables from production orders.

Production orders with debit balances to customers of € 2,232,300 (previous year: € 3,302,300) are recorded under other liabilities.

NOTE 13: Other receivables from third parties

There was no securitization of receivables in the form of bills of exchange as at the balance sheet date.

NOTE 14: Liquid funds

Liquid funds	31/12/2008 € 1000's	31/12/2007 € 1000's
Bank balances	13,279.8	15,130.2
Cash in hand	140.6	179.2
Checks	64.0	63.2
Total = (net) liquid funds in the cash flow statement	13,484.4	15,372.6

NOTE 15: Deferred taxes

Deferred taxes result from time-limited differences in valuation and accounting between book values according to IFRS financial statements and their respective underlying valuation in the taxation accounts, and are as follows:

	31/12/2008 € 1000's	31/12/2007 € 1000's
Deferred tax claims:		
Social capital provisions	378.6	1,428.1
Deferred tax claims arising from tax loss carry-forwards	712.4	257.0
Various tax depreciation on tangible assets	615.0	910.2
Non-deductible provisions	610.9	–
Other (temporary valuation differences)	321.2	–
Other sub-total	932.1	1,684.1
Deferred tax claims	2,638.1	4,279.4
Deferred tax liabilities		
Capitalized R&D	1,198.1	–
Various tax deductions on tangible assets	805.4	–
Revaluation of financial assets available for sale	110.4	–
Revaluation of real property at current market value	753.4	–
Sub-total tangible fixed assets differences	2,867.3	3,147.8
Differences due to production orders (POC)	607.9	–
Other (temporary valuation differences)	396.4	–
Sub-total Other	1,004.3	1,781.4
Deferred tax liabilities	3,871.6	4,929.2
Deferred tax assets/liabilities	–1,233.5	–649.8
As recorded in the balance sheet:		
Deferred tax assets	4,118.3	4,279.4
Deferred tax liabilities	–5,351.8	–4,929.2
Deferred tax assets/liabilities	–1,233.5	–649.8

Pursuant to IAS 12 deferred taxes on existing losses carried forward amounting to € 712,400 (previous year: € 257,000) were capitalized, as these can be netted against future taxable profits. Deferred tax on losses carried forward were capitalized in the probable amount which can be netted against future taxable profits. In some countries there is no time limitation regarding the use of loss carry-forwards. Moreover, unused loss carry-forwards amount to € 2,439,800.

Income tax is composed of the following items:

	2008 € 1000's	2007 € 1000's
Corporate income tax for the financial year (actual tax)	6,482.0	7,955.1
Corporate income tax for previous years	−159.7	232.2
Changes in deferred taxes	7.1	818.9
	6,329.4	9,006.2

NOTE 16: Equity

The composition and development of the balance sheet equity is presented in the development of the Group equity.

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the share capital of the company.

Major shareholders of the BWT Group include YSRO Holding B.V. (approx. 31.6%) and WAB Privatstiftung (previously known as BWT Privatstiftung) with approx. 18.9%. The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the USA, BWT shares are traded on the OTC market via a Sponsored ADR Level 1 Program of the Bank of New York.

On the basis of the BWT AG Articles of Association, the Management Board has been authorized up to June 20th, 2012 to increase the equity capital of the company by a maximum of € 8,916,500 to € 26,750,000 by issuing new shares.

The tied-up capital reserves of BWT Aktiengesellschaft, the parent company, amounting to € 17 million are not distributable and result from the share premium achieved on the occasion of the capital increase in 1994.

The results include retained profits, transactions booked directly under equity include direct income and costs (actuarial profits/losses less tax due, valuation of securities and purchase of minority interest) and currency conversion differences.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceed the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary are netted off against Group equity relating to majority shares.

Pursuant to the resolution of the General Shareholders Meeting dated 24/05/2007 and 20/05/2008 the Management Board was authorized to share buy-back of own shares. In 2008 the Management Board acted upon this authorization under two programs. 39,404 shares were bought in the period from 11/04/2008 to 20/05/2008, and 273,015 shares in the period from 28/08/2008 to 18/11/2008. This makes a total of 312,419 own shares (i.e. 1.75% of equity capital) for the total purchase price of € 5,287,706.12. The weighted average purchase price per share was € 16.93.

Dividend amounting to € 6,761,800 (previous year: € 6,241,700) was paid out in 2008, which makes € 0.38 per share (previous year € 0.35).

NOTE 17: Provisions for social capital

Calculation of social capital reserves (provisions for pensions, severance payments and jubilee bonuses) is carried out in keeping with the rules of IAS 19.

PENSION PROVISIONS

At BWT AG, Mondsee, as well as at international subsidiaries in Germany, Sweden and Switzerland there are direct pension obligations for certain employees as a result of individual agreements.

The following parameters were used for the purposes of calculation using the projected unit-credit method:

Biometric calculation bases	2008	2007
Actuarial discount rate EU	6.00%	5.20% - 5.25%
Actuarial discount rate Switzerland	3.25%	3.25%
Actuarial discount rate Sweden	4.10%	4.40%
Wage/salary trend	3.0%	1.5% - 2.5%
Pension trend	0.75% - 2.0%	0.75% - 2.0%

Retirement age was established on the basis of the legal provisions in force in individual countries. The turnover rate in Switzerland is based on BVG 2005, whereas in other countries the rate oscillated from 2% to 11.5% depending on age.

Changes in present value of premium based liabilities are as follows:

	2008 € 1000's	2007 € 1000's
Present value of pension obligations as at January 1st	32,857.1	33,839.4
Change in scope of consolidation	0.0	326.1
Expenses arising from time in service	1,735.6	2,016.5
Interest expenses	1,405.8	1,256.0
Pension payments	–4,316.4	–2,222.9
Actuarial profits/losses	–1,763.2	–1,914.3
Exchange rate differences	1,684.0	–443.7
Present value of pension obligations as at December 31st	31,603.0	32,857.1
Plan assets	–15,731.9	–15,412.6
Pension provisions	15,871.1	17,444.6

Due to a conceptual change in Switzerland pension plans are qualified defined benefit since 2007. Therefore the calculation was made from 2006. Plans in France and Italy are now classified as severance- or jubilee bonus- cash liabilities and are therefore restructured respectively in the presented periods. Exchange rate differences are presented separately pursuant to IAS 19. In order to ensure better comparability they are also presented separately for the previous years.

Actuarial profits/losses were recorded in equity not affecting net income pursuant to IAS 19. The remaining components are included in personnel expenses.

Plan assets are fully comprised of liability insurances. Changes in fair value of plan assets are as follows:

	2008 € 1000's	2007 € 1000's
Fair value of plan assets as at January 1st	15,412.5	14,986.3
Change in scope of consolidation	0.0	160.1
Expected yield	563.4	512.1
Employer premiums	701.7	711.0
Premiums of plan participants	811.1	602.0
Benefits paid out	–3,297.8	–1,199.1
Actuarial profits/losses	61.4	97.7
Exchange rate differences	1,706.7	–457.5
Fair value of plan assets as at December 31st	15,959.0	15,412.5
Surplus not capitalized	–227.1	0.0
Plan assets	15,731.9	15,412.5

Payroll taxes estimated for the next financial year are expected to have similar value to those paid in 2008 financial year.

Premiums paid in the current and previous four reporting periods are as follows:

	2008 € 1000's	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of premium-based liability	31,603.0	32,857.1	33,839.4	22,472.1	19,975.7
Fair value of plan assets	15,959.0	15,412.5	14,986.3	–	–
Actuarial profits/losses (DBO)	–1,763.2	–1,914.3	–603.4	2,238.8	1,722.2
Actuarial profits/losses plan assets	61.4	97.7	–	–	–

PROVISIONS FOR SEVERANCE PAYMENTS

As a result of legal obligations, employees of the Austrian, French and Italian Group companies receive a single payment in the case of their layoff or retirement. The amount of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2008	2007	2006	2005	2004
Actuarial discount rate	6.00%	5.25%	4.33%	4.33%	4.5%
Wage/salary trend	3.0%	2.5%	2.0%	2.0%	2.0%

Retirement age was established on the basis of the legal provisions in force in individual countries. The turnover rate oscillated between 2% and 11.5% depending on age.

Changes in present value of premium based liabilities are as follows:

	2008 € 1000's	2007 € 1000's
Present value of liabilities (DBO) as at January 1st	6,185.9	6,033.6
First time application of IAS 19	0.0	548.3
Change in scope of consolidation	0.0	12.1
Expenses arising from time in service	348.7	380.7
Interest expenses	284.1	265.8
Severance payments	–831.3	–921.0
Actuarial profits/losses	283.3	–133.6
Present value of liabilities (DBO) as at December 31st	6,270.7	6,185.9
Plan assets	–565.5	–548.3
Provisions for severance payments	5,705.2	5,637.6

Actuarial profits/losses were recorded in equity not affecting net income pursuant to IAS 19. Interest expenses were recorded in financial results. The remaining components are included in personnel expenses.

Plan assets are comprised of liability insurances. Changes in fair value of plan assets are as follows:

	2008 € 1000's	2007 € 1000's
Fair value of plan assets as at January 1st	548.3	0.0
First time application of IAS 19	0.0	548.3
Expected yields	19.6	0.0
Employer premiums	120.0	0.0
Premiums of plan participants	0.0	0.0
Benefits paid out	–122.3	0.0
Actuarial profits/losses	0.0	0.0
Exchange rate differences	0.0	0.0
Fair value of plan assets as at December 31st	565.5	548.3

Employer premiums estimated for the next financial year are expected to have similar value to those paid in 2008 financial year.

Premiums paid in the current and previous four reporting periods are as follows:

	2008 € 1000's	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of premium-based liability	6,270.7	6,185.9	6,033.6	5,351.6	6,755.2
Fair value of plan assets	565.5	548.3	–	–	–
Actuarial profits/losses (DBO)	283.3	–133.6	–13.7	–46.2	–198.5
Actuarial profits/losses plan assets	0.0	0.0	–	–	–

PROVISIONS FOR JUBILEE BONUSES

Jubilee bonuses were calculated for the employees of certain Austrian and French Group companies. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2008	2007	2006	2005	2004
Actuarial discount rate	6.00%	5.25%	4.33%	4.33%	4.50%
Wage/salary trend	3.0%	2.5%	2.0%	2.0%	2.0%

The retirement age was established on the basis of the legal provisions in force in individual countries. The turnover rate oscillated between 2% and 11.5% depending on age.

Changes in present value of premium based liabilities are as follows:

	2008 € 1000's	2007 € 1000's
Present value of liabilities (DBO) as at January 1st	924.7	904.0
Expenses arising from time in service	103.6	97.5
Interest expenses	49.5	45.9
Jubilee bonuses paid out	–85.1	–108.6
Actuarial profits/losses	–35.5	–14.1
Present value of liabilities (DBO) as at December 31st	957.2	924.7

Actuarial profits/losses were recorded in equity with expenses arising from time in service not affecting net income pursuant to IAS 19. Interest expenses were recorded in financial results. The remaining components are included in personnel expenses.

Premiums of the current and previous reporting periods are as follows:

	2008 € 1000's	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of premium based liability	957.2	924.7	904.0	394.2	362.6
Actuarial profits/losses (DBO)	–35.5	–14.1	5.6	9.5	–8.3

The development of other accruals which were valued pursuant to IAS 37 looked as follows:

NOTE 18: Other accruals

2008	01/01/2008 € 1000's	Change in the scope of consolidation € 1000's	Exchange rate difference € 1000's	Deployment € 1000's	Writeback € 1000's	Allocation € 1000's	31/12/2008 € 1000's	of which non-current € 1000's
Personnel expenses	2,721.5	0.0	28.0	2,678.6	79.1	2,571.2	2,563.1	0.0
Guarantees	3,753.2	0.0	15.9	2,991.2	153.9	2,873.7	3,497.8	640.4
Other	7,200.4	0.0	58.8	4,216.1	759.1	3,919.1	6,203.1	912.0
Total	13,675.1	0.0	102.8	9,885.9	992.0	9,364.0	12,264.1	1,552.4

2007	01/01/2007 € 1000's	Change in the scope of consolidation € 1000's	Exchange rate difference € 1000's	Deployment € 1000's	Writeback € 1000's	Allocation € 1000's	31/12/2007 € 1000's	of which non-current € 1000's
Personnel expenses	2,495.2	133.2	–8.8	2,425.8	18.3	2,546.1	2,721.5	0.0
Guarantees	3,588.4	143.5	–11.6	2,505.4	10.1	2,548.4	3,753.2	358.7
Other	5,158.4	58.2	–19.2	3,023.6	571.9	5,598.5	7,200.4	1,156.1
Total	11,242.0	334.9	–39.6	7,954.8	600.3	10,693.0	13,675.1	1,514.8

The provision for personnel expenses contains bonus payments and profit-sharing bonuses. The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience. The other provisions principally relate to legal costs and consultancy expenses as well as other expenditure. It can be expected that the majority of these costs will be incurred within the next financial year and in the case of guarantee provisions in the period of up to three years following the balance sheet date.

NOTE 19: Bonds

In November 1999 a € 17 million bond was issued divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1,000. Based on their issuance date November 17, 1999, the bonds bear an annual interest rate of 6.875% until their maturity date. Due to numerous interest rate swaps, this fixed interest rate was switched to a variable interest rate from November 2007. From this point on until the end of the term the interest rate was fixed at 4.9825% (see Note 24 Derivative financial instruments). Interest is payable annually in arrears on November 17th. The bonds will become mature on November 17th, 2009. The bonds are traded in the „Freiverkehr" tier (over-the-counter) of the Frankfurt stock exchange (security identification number 353770).

NOTE 20: Liabilities

2008	Total € 1000's	of which remaining term of less than 1 year € 1000's	of which remaining term between 1-5 years € 1000's	of which remaining term of more than 5 years € 1000's	of which remaining term over 1 year secured € 1000's
Bonds	17,000.0	17,000.0	0.0	0.0	0.0
Interest-bearing financial liabilities	22,419.7	17,981.8	4,240.1	197.8	2,611.7
Trade liabilities	30,721.6	30,721.6	0.0	0.0	0.0
Other liabilities	31,517.2	30,515.5	1,001.7	0.0	147.0
of which: Customer advances	5,191.3	5,191.3	0.0	0.0	0.0
Drafts and notes payable	2,375.5	2,375.5	0.0	0.0	0.0
Remaining liabilities	23,950.4	22,948.7	1,001.7	0.0	147.0
Total	101,658.4	96,218.8	5,241.8	197.8	2,758.7

2007	Total € 1000's	of which remaining term of less than 1 year € 1000's	of which remaining term between 1-5 years € 1000's	of which remaining term of more than 5 years € 1000's	of which remaining term over 1 year secured € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Interest-bearing financial liabilities	24,824.1	14,548.4	9,777.8	497.9	998.9
Trade liabilities	35,765.6	35,765.6	0.0	0.0	0.0
Other liabilities	33,270.3	32,272.6	997.7	0.0	0.0
of which: Customer advances	5,371.1	5,371.1	0.0	0.0	0.0
Drafts and notes payable	4,309.6	4,309.6	0.0	0.0	0.0
Remaining liabilities	23,589.6	22,591.9	997.7	0.0	0.0
Total	110,860.0	82,586.6	27,775.5	497.9	998.9

„Other liabilities" include among other things other tax liabilities of € 5,351,700 (previous year: € 5,840,600) and other social security liabilities of € 2,346,900 (previous year: € 2,387,300).

The securities on properties referred to above are mainly liens.

NOTE 21: Other liabilities and uncertain liabilities

INVENTORY AGREEMENTS

BWT Group has concluded operational rental and leasing contracts with a number of contract partners, which mainly relate to the use of buildings, offices and cars. The minimum payments payable under these contracts are as follows:

2008	€ 1000's
2009	8,983.4
2010-2013	10,889.0
thereafter	40.3

2007	€ 1000's
2008	8,187.5
2009-2012	11,954.6
thereafter	412.7

Total rental and leasing expenses during the financial year amounted to € 10,459,900 (previous year: € 9,146,000).

BWT Group is building a new center for water technology near Budapest. The center will accommodate BWT and CHRIST companies, as well as external companies. BWT AG has therefore concluded a framework leasing agreement on 29/02/2008 covering investment volume of around € 8.5 million for a term of 15 years. This agreement has not been classified yet, as the total investment volume is not yet known.

LIABILITIES AND GUARANTEES

The Company assumed liabilities and guarantees within the framework of day-to-day business operations. As at the balance sheet date utilization of all liabilities and guarantees is unlikely.

OUTSTANDING LEGAL DISPUTES

There are no legal disputes above and beyond what should be expected. Where the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 has been established. Management expects that the other disputes will have no significant impact on the asset, finance or revenues items of the BWT Group.

Notes to the cash flow statement

The cash flow statement shows how funds of the Group changed during the reporting year as a result of cash inflows and outflows. The effects of company purchases were eliminated and are detailed in the item „Payments for the acquisition of minority shares and the acquisition of participations". The cash flow statement distinguishes between operating, investing and financing activities. Liquid funds recorded in the cash flow statement include cash in hand, checks, cash in bank and securities to be qualified.

NOTE 22: Cash flow from operating activities

The cash flow from operating activities shows the cash flows arising from inter-company transactions in goods and services made during the financial year. Cash flows from current operating activities of € 28,139,600 (previous year: € 22,500,500) include changes in working capital.

NOTE 23: Cash flow from investment activities

Expenses for purchases of tangible assets, intangible assets and financial assets totalled € 16,909,400 (previous year: € 15,060,200).

Expenses for acquisitions or takeovers of minority interest totalled € 2,954,900 (previous year: € 1,487,400).

in € 1000's	Successive acquisition of shares
Long-term assets	283
Current assets	1,295
TOTAL ASSETS	1,578
Equity	1,205
Long-term liabilities	19
Current liabilities	354
TOTAL LIABILITIES	1,578
Acquired share in equity	1,205
Goodwill	29
Purchase price	1,234
Of which not yet paid	97
Liquid funds taken over	455
Cash flow for the company acquisition less acquired liquid funds	–682
Turnover 2008	1,333
Results 2008	44

50% was acquired as at April 1st, 2008 and 7% were reassigned to minority groups as at October 1st, 2008.

NOTE 24: Financial instruments

Financial risk management

The Group treasury renders services for business segments and coordinates access to national and international financial markets. Moreover, it monitors and controls financial risks associated with the Group's business segments.

Fair Value

Disclosures about fair value of financial instruments
Fair value of financial instruments is the amount which is used for business transactions between expert, willing and independent business partners. The fair value is often identical with market price. Fair value is therefore derived from market information available as at the balance sheet date. Due to varying influencing factors values presented here may vary from the later realized values.

Book values of bank liabilities with varying interest rates mainly reflect the market value. Bank liabilities with fixed interest rates are mainly short-term. For this reason, the book value of these liabilities also mainly reflects the market value.

Interest rate risk
As part of the company's business activities it is necessary to use debt capital to finance current assets, investments and possible company expansions. The current debt capital has both fixed and variable interest rates, and is both current and long-term. Due to their short-term nature, both the fixed interest loans, as well as variable interest loans are exposed to a standard market interest rate risk. Several interest rate swaps were concluded for bonds (Note 19). The Management Board assesses the interest rate risk of other financial instruments shown in the balance sheet as low. Possible risks which may result from changes in the interest rate level are regularly evaluated as part of Group financing activities.

The following interest rate sensitivity analysis was prepared under the assumption that with variable interest rates and short-term fixed interest rates (cash advances) interest rates in the reporting period would be 50 basis points higher or lower in all currencies. For the assessment of interest rate derivatives the entire interest rate curve was subject to a shift by 50 basis points upwards or downwards. This represents the rating of the company management in terms of a justified possible change in interest rates.

As a base case, the interest rate risk exposure of derivative and non-derivative instruments as at the balance sheet date was determined by assuming that the outstanding liabilities or receivables as at the balance sheet date were outstanding for the entire year.

If interest rates were 50 basis points higher, and all other variables remained constant, net interest income would be € 28,000 better (previous year: worse by € 19,700). With interest rate lower by 50 basis points and other variables constant, net interest income would be € 28,200 worse (previous year: better by € 37,000). The tested interest rate fluctuations have no direct impact on equity.

Exchange rate risks

The company partly finances its operating resources, investments and possible expansion with foreign currencies. This is directly related to the international character of operations. Covering transactions are carried out in the central Group treasury for the cash flows in foreign currencies, and these reduce the negative repercussions of exchange rates fluctuations.

EUR/CHF, EUR/USD and EUR/PLN were identified as the most relevant currency pairs for the Group in the long term. The EUR/CHF risk is primarily related to the Swiss companies' EUR balance sheet items from operating activities, as well as CHF financial items of EUR companies. The EUR/USD risk arises from USD balance sheet items. The EUR/PLN exchange rate primarily influences the Polish company. The following currency sensitivity analysis investigated effects of increase or decrease of relevant currency pairs by 5% on the valuation the financial instruments as at the balance sheet date. This involves balance sheet date as at December 31. The tested interest rate fluctuations have no direct impact on equity.

Impact on EBIT 2008	5% exchange rate increase in € 1000's	5% exchange rate decrease in € 1000's
EUR/CHF exchange rate	23.0	–25.5
EUR/USD exchange rate	–8.3	9.1
EUR/PLN exchange rate	–57.0	63.0

Impact on EBIT 2007	5% exchange rate increase in € 1000's	5% exchange rate decrease in € 1000's
EUR/CHF exchange rate	–71.9	79.5
EUR/USD exchange rate	–35.2	38.9
EUR/PLN exchange rate	–63.8	70.5

Liquidity / financing risk

Liquidity risk involves the possibility of being able to ensure financial resources at any time in the form of cash or credit lines in order to make payments due or to obtain necessary guarantees and credits from banks. On the other hand it should also be guaranteed that the available liquid funds and financial investments are made available virtually risk-free and promptly by the company.

A consolidated financing company within the Group, which also contains the existing cash pools, has been available to control and optimize liquidity. The assessment strategy of the BWT Group is aimed at cooperating with financial partners of impeccable credit standing.

The Group has access to sufficient bank lines. Due to good credit standing of the BWT Group and low level of net liabilities at present we cannot see any direct impacts of the financial market crisis on the availability of bank lines to the BWT Group.

Default risk/solvency risk

Business activities are exposed to the risk that customers will not be able to fulfill, or fully fulfill, their payment obligations to the BWT Group.

Following standard market practices BWT Group attempts to reduce this risk, among others, by obtaining payment guarantees from banks and export credit agencies. Moreover, whenever necessary the company covers risks in the project business with international credit insurers. The management makes sure that BWT Group companies obtain information about the credit standing of customers before signing agreements with them, e.g. by obtaining company information from reputable agencies.

Primary financial instruments

Primary financial instruments are presented in the balance sheet. On the assets side they include investments in securities, liquid funds, trade receivables and other receivables. On the liabilities side they include trade liabilities, other liabilities and interest-bearing financial liabilities. Book value of primary financial instruments in the balance sheet basically reflects their market- or fair value. On the assets side, the recorded amounts also reflect the maximum default and solvency risk payments, as there are no global netting agreements in these cases. The risk regarding receivables from customers is regarded as low, as the creditworthiness of new and existing customers is monitored on a continuous basis and no more than 5% of total receivables are outstanding from any one customer.

Credit risk related with cash investments and securities is limited, as these are held only to a limited degree and primarily by Austrian companies, and BWT Group only cooperates with financial partners who have an impeccable creditworthiness.

Due to the decentralized character of BWT Group in Europe, loans for current assets are also extended in respective currencies of local companies. Exchange rate risks are therefore very limited, as outgoing invoices of foreign companies are mainly issued in the respective local currency.

Valuation categories of financial instruments:

Assets are classified as available for sale if they do not meet the requirements applicable to loans and receivables, are not held to maturity and are classified at market value, not included in net income. This category includes in particular securities to cover provisions for pensions, as well as participations not held for trading.

2008 in € 1000's	Book value as at 31/12/2008	Loans and receivables	At amortized costs	Available for sale	Held for trading	Non-financial instrument
Long-term assets						
Financial investments	6,915.4	–	–	6,915.4	–	–
Trade receivables	73.0	73.0	–	–	–	–
Other receivables	620.0	620.0	–	–	–	–
Current assets						
Trade receivables	68,795.1	68,795.1	–	–	–	–
Receivables from production orders	9,341.6	9,341.6	–	–	–	–
Other receivables	6,699.7	3,215.1	–	–	25.1	3,459.5
Liquid funds	13,484.4	13,484.4	–	–	–	–
Long-term liabilities						
Bond issues	0.0	–	0.0	–	–	–
Interest-bearing financial liabilities	4,437.9	–	4,437.9	–	–	–
Other liabilities	1,001.7	–	1,001.7	–	–	–
Current liabilities						
Bond issues	17,000.0	–	17,000.0	–	–	–
Interest-bearing financial liabilities	17,981.8	–	17,981.8	–	–	–
Trade liabilities	30,721.6	–	30,721.6	–	–	–
Other liabilities	30,515.5	–	14,857.0	–	214.0	15,444.5

2007 in € 1000's	Book value as at 31/12/2007	Loans and receivables	At amortized costs	Available for sale	Held for trading	Non-financial instrument
Long-term assets						
Financial investments	7,257.8	–	–	7,257.8	–	–
Trade receivables	360.5	360.5	–	–	–	–
Other receivables	370.4	370.4	–	–	–	–
Current assets						
Trade receivables	77,042.1	77,042.1	–	–	–	–
Receivables from production orders	9,072.2	9,072.2	–	–	–	–
Other receivables	5,945.7	3,303.7	–	–	49.7	2,592.3
Liquid funds	15,372.6	15,372.6	–	–	–	–
Long-term liabilities						
Bond issues	17,000.0	–	17,000.0	–	–	–
Interest-bearing financial liabilities	10,275.7	–	10,275.7	–	–	–
Other liabilities	997.7	–	997.7	–	–	–
Current liabilities						
Bond issues	0.0	–	0.0	–	–	–
Interest-bearing financial liabilities	14,548.4	–	14,548.4	–	–	–
Trade liabilities	35,765.6	–	35,765.6	–	–	–
Other liabilities	32,272.6	–	16,512.4	–	73.2	15,687.0

Capital control

The primary objective of capital control in the Group is to make sure that it maintains a high credit rating and high equity ratio to support its business activity. The management aims at maintaining the equity ratio at a level exceeding 35%. Moreover, in particular net debt and gearing are monitored on a regular basis, while the target is to maintain gearing at a level below 50%. It is regularly checked whether capital control should be adjusted to the current developments.

Net debt

Net debt level as at the end of the year was as follows:

	31/12/2008 in 1000's €	31/12/2007 in 1000's €
Interest-bearing financial liabilities	39,419.7	41,824.1
Less liquid funds	–13,484.4	–15,372.6
Net debt	25,935.3	26,451.5
Equity	138,151.7	129,633.1
Net debt to equity	18.8%	20.4%

Interest-bearing financial liabilities 2008

Financial liabilities to non-banks

2008	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Bonds	EUR	17,000	17,000	4.98
		Subtotal	17,000	
Other	EUR	1,186	1,186	8.97
	CZK	4,235	158	11.24
	DKK	3,119	419	4.02
		Subtotal	1,763	
		Total	18,763	

Fixed-interest financial liabilities to banks

2008	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Loans	EUR	4,624	4,624	2.55
		Subtotal	4,624	
Advances	EUR	9,856	9,856	4.17
		Subtotal	9,856	
		Total	14,480	

Variable-interest financial liabilities to banks

2008	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Loans	EUR	3,176	3,176	5.53
	CZK	5,984	223	4.03
	HUF	4,926	19	6.00
		Subtotal	3,418	
Current account	EUR	2,630	2,630	4.63
	CZK	2,608	97	5.65
	PLN	133	32	5.33
		Subtotal	2,759	
		Total	6,177	

Other interest-bearing financial liabilities to non-banks mainly include a subordinated loan under a purchase agreement concerning the Anna table water filter business.

Interest-bearing financial liabilities 2007

Financial liabilities to non-banks

2007	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Bond	EUR	17,000	17,000	4.98
		Subtotal	17,000	
Other	EUR	5,382	5,382	10.00
	CZK	5,110	192	12.45
	DKK	2,654	356	4.28
		Subtotal	5,930	
		Total	22,930	

Fixed-interest financial liabilities to banks

2007	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Loan	EUR	7,240	7,240	3.01
		Subtotal	7,240	
Advances	EUR	2,095	2,095	5.39
		Subtotal	2,095	
		Total	9,335	

Variable-interest financial liabilities to banks

2007	Currency	Nominal in € 1000's in local currency	Book value in € 1000's	Effective interest rate in %
Loan	EUR	1,974	1,974	5.20
	CZK	8,476	319	3.91
	HUF	4,928	20	4.80
		Subtotal	2,313	
Current account	EUR	6,616	6,616	4.66
	HUF	54,232	214	8.18
	NOK	675	85	6.25
	PLN	1,195	332	6.27
		Subtotal	7,247	
		Total	9,560	

Fair values of long-term liabilities are based on the current interest rates on liabilities with the same maturity date. Fair values of long-term loans and other liabilities largely correspond to their book values. The risk of changing interest rates on bonds was covered by an interest rate swap with regard to the fair value risk. The management is of the opinion that the risk of changing interest rates on financial investments and other liabilities is insignificant.

Derivatives

In order to secure the risk of changing interest rates the BWT Group concluded the following derivative transactions:

	31/12/2008 Nominal value € 1000's	31/12/2008 Market value € 1000's	31/12/2007 Nominal value € 1000's	31/12/2007 Market value € 1000's
Interest rate swap 2006 – 2008	0.0	0.0	1,200.0	–10.7
Cap EUR 2005 – 2008	0.0	0.0	3,000.0	16.7
Interest rate swap 2007 – 2009	17,000.0	–214.0	17,000.0	–9.3

	Currency	31/12/2008 Nominal value € 1000's	31/12/2008 Market value € 1000's	31/12/2007 Nominal value € 1000's	31/12/2007 Market value € 1000's
Sale of swap option	TEUR	0.0	0.0	3,600.0	–9.9

In order to secure exchange rate risk BWT Group concluded the following currency futures contracts:

	Currency	31/12/2008 Nominal amount in local currency 1000's	31/12/2008 Market value € 1000's	31/12/2007 Nominal amount in local currency 1000's	31/12/2007 Market value € 1000's
Sale of USD futures against DKK	TUSD	920.0	19.8	582.9	27.5
Sale of USD futures against EUR	TUSD	0.0	0.0	171.0	2.9
Purchase of USD futures against EUR	TUSD	0.0	0.0	1,250.0	–38.9
Purchase of USD futures against CHF	TUSD	0.0	0.0	200.0	-4.4
Purchase of CHF futures against EUR	TCHF	1,000.0	5.3	1,120.0	2.6

The remaining terms of USD/DKK currency futures contracts are all more than one year, all the other ones are less than a year. Fair value is based on the futures rates as at the balance sheet date.

Book values of financial assets correspond to the maximum default risk as at the balance sheet date. Market values of all currency futures contracts were recorded in net income as other current receivables or other liabilities.

NOTE 25: Information about affiliated companies and persons

Due to the fact that important shareholders of BWT Aktiengesellschaft are also shareholders of Christ Water Technology AG, which is also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with associated companies.

In 2008 affiliated companies and persons supplied BWT Group with materials and services totalling € 4,700,700 (previous year: € 4,381,400), while BWT Group delivered materials or services to these companies and persons totalling € 11,190,800 (previous year: €13,637,200). As at the balance sheet date 31/12/2008 BWT Group receivables from affiliated companies and persons totalled € 2,744,500 (previous year: € 2,621,000), while liabilities totalled € 1,257,300 (previous year: € 1,644,300). Transactions with affiliated companies and persons mainly concerned deliveries and services from or to companies from the CHRIST Group and were carried out under regular market conditions. BWT AG delivered liabilities and guarantees for the subsidiaries of CHRIST Group amounting to € 314,200 (previous year: € 484,000), for which BWT AG received indemnity from CHRIST WATER TECHNOLOGY AG, Mondsee.

Total remuneration of Management Board members at BWT AG were mainly related with short-term benefits and totaled in the financial year € 796,700 (previous year: € 660,400). No payments were made to former members of the Management Board or their descendants.

Andreas Weissenbacher, President of the Management Board at BWT AG, is Managing Co-director at Aqua Engineering GmbH which belongs to the CHRIST Group.

Management of Anna International Ltd. provided the company with a subordinated loan amounting to € 955,000 (previous year: € 1,050,000) with a 10% fixed interest rate. Anna International Ltd. delivered a counter guarantee of € 150,000 for its Managing Directors. This reciprocal liability is related with a loan extended by the Managing Directors to ANNA Sp. z.o.o., Poland.

Pursuant to an asset deal, the 100% BWT subsidiary BWT Nederland B.V. acquired a standard business of the CHRIST Group in Holland for € 1,800,000, effective as at 01/04/2008.

Based on a new strategy, equipment assembling for industrial water treatment, with annual contract volume of roughly € 5 million, taken over at the beginning of 2006 by Christ Aqua AG, a BWT subsidiary, was again integrated on 01/04/2008 with Christ Pharma & Life Science AG, a CHRIST subsidiary with its operation in Switzerland.

NOTE 26: Other information

Important events following the balance sheet date

There were no reportable events following the balance sheet date, which would be important for the valuation as at the balance sheet date.

Information about corporate bodies

Members of the Supervisory Board only received expense reimbursements for the activities in the 2008 financial year. There are no loans or credit guarantees to members of the Management or Supervisory Board.

Appointed Management Board Members in the 2008 financial year included:

- Mr. Andreas Weissenbacher (CEO)
- Mr. Gerhard Speigner (CFO)

The Supervisory Board was composed of the following members in 2008 financial year:

- Mag. Dr. Leopold Bednar (Chairman)
- Dr. Wolfgang Hochsteger (Deputy Chairman)
- Dipl.-Vw. Ekkehard Reicher
- Ms. Gerda Egger
- Mr. Klaus Reinhard Kastner
- Mr. Serge Schmitt

Earnings per share
Basic = diluted earnings per share are calculated by dividing Group results by the weighted number of outstanding ordinary shares during the year.

	2008	2007
Annual results due to shareholders of the parent company in € 1000's	20,627.4	26,425.0
Weighted number of outstanding shares	17,745,489	17,833,500
Earnings per share in €	1.16	1.48

Proposal for profit distribution

Pursuant to the provisions of the Stock Companies Act, the annual financial statements of BWT AG as at 31/12/2008, drawn up according to the Austrian accounting regulations, provide the basis for dividend payment.

The Management Board proposes the following profit distribution to the General Shareholders Meeting on 20th May 2009:

a) Dividend payment of € 0.38 per share for the outstanding shares
b) Carrying forward of the remaining amount to the new financial year.

The consolidated financial statements as at 31/12/2008, in accordance with IFRS, were approved by the Management Board on 04/03/2009.

Mondsee, 04/03/2009

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Overview of the material participations

As of December 31, 2008, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
BWT	BWT Aktiengesellschaft, Mondsee				
BWTGMBHA	BWT Austria GmbH, Mondsee	100.000%			F
NEHER	Manufactur für Glas und Spiegel GmbH, Villach	100.000%	100.000%	BWTGMBHA	F
ASBET	Aqua Service Beteiligungen GmbH, Mondsee	100.000%			F
IAM	IAM Immobilien Asset Management GmbH, Mondsee	100.000%	100.000%	ASBET	F
BWTGS	BWT Group Services GmbH, Mondsee	100.000%	100.000%	ASBET	F
BWTM	BWT Malta Holdings Ltd., Valetta	100.000%	100.000%	BWTGS	F
BWTITC	BWT International Trading Ltd., Valetta	100.000%	100.000%	BWTM	F
ANNA	ANNA International Limited, Sliema	100.000%	100.000%	BWTM	F
APS	Arcana Pool Systems GmbH, Gerasdorf	100.000%			F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100.000%			F
FUMA	FuMA-Tech GmbH, St. Ingbert	100.000%	100.000%	BWTD	F
W&MD	Water & More by BWT GmbH, Wiesbaden	100.000%	100.000%	BWTD	F
W&MI	WATER & MORE ITALIA S.R.L., Bresso	100.000%	99.800%	W&MD	F
			0.200%	CCI	F
W&MESP	Water + More Iberica S.L., Barcelona	100.000%	99.800%	W&MD	F
			0.200%	CILSP	F
BWT HU	BWT Hungaria KFT, Budaörs	93.000%	93.000%		F
BWTB	BWT Belgium nv/sa, Zaventem	100.000%	100.000%	BWTD	F
BENCH	Benchem NV, Boortmeerbeek	100.000%	100.000%	BWTB	F
CILLITD	Cillit Wassertechnik GmbH, Schriesheim	100.000%			F
BWTF	BWT France S.A.S., Paris	100.000%			F
CPED	C.P.E.D. S.A.S., Paris	100.000%	100.000%	BWTF	F
CPS	C.P.S. S.A.S., Paris	100.000%	99.800%	BWTF	F
			0.200%	CPED	F
CAET	Christ Aqua AG, Aesch	100.000%			F
QUTECH	Quality Tech AG, Brislach	100.000%			F
CCI	Cillichemie Italiana S.R.L., Mailand	100.000%			F
CILSP	Cilit S.A., Barcelona	100.000%	100.000%	CCI	F
BWTP	BWT Polska Sp.z.o.o., Warschau	100.000%			F
BWTUKR	BWT Ukraine, Kiev	100.000%	100.000%	BWTP	F
BWTCR	BWT Ceska Republika s.r.o., Prag	100.000%			F
HOHDK	HOH Water Technology A/S, Greve	100.000%			F
HOHSCOV	Safety Covers ApS, Auning	100.000%	100.000%	HOHDK	F
HOHMILJO	Miljo Contractors A/S, Greve	100.000%	100.000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100.000%	100.000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100.000%	100.000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100.000%	100.000%	HOHDK	F
BWTPRC	BWT Water Technology (Shanghai) Co. Ltd.	100.000%			F
BWTNL	BWT Nederland BV, Zoeterwoude	100.000%			F

F = Fully consolidated

Development of fixed assets (Appendix V.2.)

2008	ACQUISITION/PRODUCTION COST						
	1/1/2008	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Disposals	31/12/2008
Intangible assets	63,524.5	270.0	347.2	198.4	3,989.5	677.4	67,652.2
Goodwill	28,315.9	–	300.0	197.5	586.1	–	29,399.5
Other intangible assets	35,208.6	270.0	47.2	0.9	3,403.4	677.4	38,252.6
Concessions, rights, licenses	23,452.0	248.8	47.2	0.9	2,866.1	677.4	25,937.6
R & D capitalized (self-provided)	11,756.6	21.1	–	–	537.3	–	12,315.0
Tangible assets	126,520.7	224.6	-347.2	282.0	12,645.8	3,243.1	136,082.8
Land and Buildings	59,439.3	376.6	1,860.9	177.0	4,311.0	441.5	65,723.4
Lands	12,142.4	120.7	0.9	17.1	1,400.4	230.9	13,450.5
Buildings	47,296.9	255.9	1,860.0	159.9	2,910.6	210.5	52,272.8
Technical equipment and machinery	29,051.0	–6.1	2,375.8	9.1	2,795.5	454.5	33,770.8
Factory and office equipment	33,214.5	–14.9	108.8	95.9	3,801.8	2,343.3	34,862.7
Prepayments and construction in progress	4,815.9	–131.0	-4,692.6	–	1,737.5	3.8	1,725.9
TOTAL	190,045.2	494.6	0.0	480.4	16,635.3	3,920.5	203,734.9

2007	ACQUISITION/PRODUCTION COST						
	1/1/2007	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Disposals	31/12/2007
Intangible assets	59,025.7	–69.8	391.3	1,571.4	2,721.1	115.2	63,524.5
Goodwill	26,768.3	–	–	1,547.7	–	–	28,315.9
Other intangible assets	32,257.5	–69.8	391.3	23.8	2,721.1	115.2	35,208.6
Concessions, rights, licenses	21,279.2	–64.2	391.3	23.8	1,937.2	115.2	23,452.0
R & D capitalized (self-provided)	10,978.3	–5.6	–	–	783.9	–	11,756.6
Tangible assets	115,667.2	–22.6	–329.0	2,297.5	11,195.4	2,287.7	126,520.7
Land and Buildings	57,882.3	–26.3	43.8	1,196.8	343.9	1.2	59,439.3
Lands	11,951.3	–15.5	–29.9	236.5	–	–	12,142.4
Buildings	45,931.0	–10.8	73.7	960.3	343.9	1.2	47,296.9
Technical equipment and machinery	25,459.7	6.5	1,215.6	305.4	2,448.1	384.3	29,051.0
Factory and office equipment	30,155.1	–4.8	131.8	795.3	3,413.8	1,276.7	33,214.5
Prepayments and construction in progress	2,170.0	2.0	–1,720.2	–	4,989.6	625.5	4,815.9
TOTAL	174,692.9	–92.4	62.3	3,868.9	13,916.5	2,403.0	190,045.2

AMORTIZATION/DEPRECIATION								BOOK VALUES	
1/1/2008	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Depre-ciations	Disposals	31/12/2008	31/12/2008	31/12/2007
18,674.9	45.7	–	–	2,675.3	1,226.7	57.7	22,564.9	45,087.2	44,849.5
0.0	–	–	–	–	560.0	–	560.0	28,839.5	28,315.9
18,674.9	45.7	–	–	2,675.3	666.7	57.7	22,004.9	16,247.7	16,533.7
12,253.0	24.5	–	–	1,572.1	666.7	57.7	14,458.5	11,479.1	11,199.0
6,421.9	21.2	–	–	1,103.2	–	–	7,546.4	4,768.6	5,334.7
67,416.9	–31.2	–	–	7,082.7	1.8	2,633.0	71,837.3	64,245.5	59,103.8
20,828.3	42.0	–	–	1,926.0	–	42.4	22,753.9	42,969.5	38,611.0
								13,450.5	12,142.4
20,828.3	42.0	–	–	1,926.0	–	42.4	22,753.9	29,518.9	26,468.6
21,274.6	–9.3	–	–	2,039.1	–	450.5	22,853.9	10,916.8	7,776.4
25,314.1	–63.9	–	–	3,117.6	1.8	2,140.1	26,229.4	8,633.3	7,900.4
								1,725.9	4,815.9
86,091.9	14.5	–	–	9,758.0	1,228.5	2,690.7	94,402.2	109,332.7	103,953.3

AMORTIZATION/DEPRECIATION								BOOK VALUES	
1/1/2007	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Depre-ciations	Disposals	31/12/2007	31/12/2007	31/12/2006
15,888.9	–8.5	2.1	17.9	2,457.4	333.3	16.2	18,674.9	44,849.5	43,136.8
0.0	–	–	–	–	–	–	0.0	28,315.9	26,768.2
15,888.8	–8.5	2.1	17.9	2,457.4	333.3	16.2	18,674.9	16,533.7	16,368.6
10,487.6	–4.0	2.1	17.9	1,432.2	333.3	16.2	12,253.0	11,199.0	10,791.5
5,401.2	–4.5	–	–	1,025.2	–	–	6,421.9	5,334.7	5,577.1
62,264.3	14.5	17.0	999.1	6,216.7	–	2,094.7	67,416.9	59,103.8	53,402.9
18,729.9	7.6	–	367.0	1,724.0	–	0.2	20,828.3	38,611.0	39,152.4
0.0	–	–	–	–	–	–	0.0	12,142.4	11,951.3
18,729.9	7.6	–	367.0	1,724.0	–	0.2	20,828.3	26,468.6	27,201.1
19,749.9	5.7	–	305.4	1,569.8	–	356.2	21,274.6	7,776.4	5,709.8
23,784.5	1.2	17.0	326.7	2,922.9	–	1,738.2	25,314.1	7,900.4	6,370.6
–	–	–	–	–	–	–	–	4,815.9	2,170.0
78,153.2	6.1	19.1	1,017.0	8,674.1	333.3	2,110.9	86,091.9	103,953.3	96,539.7

Statement of Legal Representatives

We confirm to the best of our knowledge that the consolidated financial statements as of 31st December 2008 give a true and fair view of the financial position, the financial performance, and the cash flows of the Group as required by the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and that the consolidated management report as of 31st December 2008 gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Company faces.

We confirm to the best of our knowledge that the separate financial statements as of 31st December 2008 give a true and fair view of the assets, liabilities, financial position, and profit or loss of BWT Aktiengesellschaft as required by the Business Code and that the management report as of 31st December 2008 gives a true and fair view of the development and performance of the business and the position of the Company, together with a description of the principal risks and uncertainties the Company faces.

Mondsee, 4 March 2009

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Audit Certificate
(Independent auditor's report)

Report on Consolidated Financial Statements
We audited the enclosed Consolidated Financial Statements of BWT Aktiengesellschaft, Mondsee, for the accounting year from January 1, 2008 to December 31, 2008. The Consolidated Financial Statements include the Consolidated Balance Sheet at December 31, 2008, the Consolidated Profit and Loss Account, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the accounting year ending on December 31, 2008 as well as a summary of the accounting policy applied, and the Notes.

Responsibility of the statutory representatives for the Consolidated Financial Statements
The statutory representatives of the Company are responsible for the preparation of Consolidated Financial Statements providing a true and fair view of the financial and asset position as well as the results of the Group in accordance with the International Financial Reporting Standards (IFRSs) which are applicable in the EU. The responsibility includes: establishing, implementation and maintenance of an internal control system, as far as it is significant for the preparation of consolidated financial statements and provision of a true and fair view of the financial and asset position as well as the results of the Group, so that the consolidated financial statements are free from material misrepresentations, be it because of intentional or non-intentional errors; the selection and application of appropriate accounting policy; preparation of estimates which seem appropriate in consideration of given general parameters.

Responsibility of the auditor of annual accounts
Our responsibility consists in issuance of an opinion on the Consolidated Financial Statements on the basis of our audit. We have conducted the audit in compliance with the statutory regulations applicable in Austria and the International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These principles require that we observe the ethics of the profession, plan and conduct the audit in such a way as to form with reasonable assurance an opinion whether consolidated financial statements are free from material misrepresentations.

An audit includes the performance of auditing activities in order to obtain audit evidence with regard to the amounts and other information contained in consolidated financial statements. The choice of auditing activities is at obligatory discretion of the auditor, having regard to his assessment of the risk of occurrence of material misrepresentations, be it because of intentional or non-intentional errors. In the course of performance of the risk assessments the auditor takes into account the internal control system, as far as it is significant for the preparation of consolidated financial statements and the provision of a true and fair view of the financial and asset position as well as the results of the Group, in order to determine appropriate auditing activities taking into account the general parameters, but not to give an opinion on the efficiency of the internal control system of the Group. Furthermore, the audit includes the assessment of the appropriateness of the accounting policy applied and of the significant estimates prepared by the statutory representatives as well as an evaluation of the overall assertion of consolidated financial statements.

In our judgment, we have obtained sufficient and appropriate audit evidence, so that our audit provides a sufficiently sound basis for our audit opinion.

Audit opinion
Our audit did not give rise to any objections.
In our assessment, on the basis of findings obtained during the audit, the Consolidated Financial Statements comply with the statutory regulations and provide a true and fair view of the financial and asset position of the Group as at December 31, 2008 as well as of the results and the cash-flows of the Group for the accounting year from January 1, 2008 to December 31, 2008 in accordance with the International Financial Reporting Standards (IFRSs) applicable in the EU.

Report on the Consolidated Annual Report
Pursuant to the statutory regulations applicable in Austria, the inspection of the Management Report is to be carried out in order to determine whether it is in accord with the Consolidated Financial Statements and whether the other information in the Consolidated Annual Report does not suggest a misconception of the situation of the Group.
In our assessment, the Management Report is in accordance with the Consolidated Financial Statements.

Linz, March 4, 2009

Erich Lehner, MA
Auditor

Johanna Hobelsberger-Gruber, MA
Auditor

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H.

*) *In case of publication or dissemination of the Consolidated Financial Statements in a form departing from the approved (unabridged German-language) version (e.g. abridged version or translation), can neither the audit certificate be quoted nor our audit referred to.*

Supervisory Board Report

The Supervisory Board exercised its duties and obligations in the 2008 financial year pursuant to the statutory provisions and company articles of association and was informed of the business outlooks, as well as company and Group development in the course of four meetings. Two meetings of the audit committee (composed of three Supervisory Board Members out of six), as well as informal oral and written information exchange supplemented the communications between the Supervisory and the Management Board. The Supervisory Board did not appoint any committees, apart from the audit committee, and all its duties and obligations were discussed and decided by the whole Supervisory Board.

The results of the 2007 financial year were analyzed in detail during the audit committee meeting in March 2008 and it was recommended that the Supervisory Board adopt the submitted annual financial statements. At the same time it was decided to organize a tender for the audit of the 2008 financial statements. Having considered the offers, the Supervisory Board finally decided, upon unanimous approval of the Management Board, to propose the selection of Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H with its registered office in Linz, at the General Shareholders Meeting in May 2008. The General Shareholders Meeting also unanimously approved this proposal.

In the 2008 financial year, BWT for the first time exercised its right to buy-back own shares. This measure aimed at repaying capital to shareholders with simultaneous improvement of the capital structure, was executed under two buy-back programs and with the support of the Supervisory Board.

In 2008, BWT took further strategic development steps in the area of the Point-of-use business, making the necessary investments in the atmosphere of the commencing impact of the financial crisis on the real economy and on the market environment of BWT. These points were mainly discussed in detail within the framework of discussions and decisions about the budget for the 2009 financial year.

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, selected as auditor of the financial statements during the 18th ordinary General Shareholders Meeting on May 20th, 2008, audited the annual financial statements and the financial report of BWT Aktiengesellschaft as at December 31st, 2008, as well as the consolidated financial statements.

Based on the aforementioned audit the auditor issued the following unqualified opinion on the individual and consolidated financial statements:

- The audit has raised no reservations. Based on audit findings the auditor is of the opinion that the annual financial statements meet the statutory provisions and reflect possibly the most true picture of the asset and financial standing of BWT Aktiengesellschaft as at December 31st, 2008, as well as the results standing of the company for the financial year from January 1st to December 31st, 2008, pursuant to the Austrian principles of diligent accounting. The financial report is congruent with the annual financial statements.

- The audit has raised no reservations. Based on audit findings the auditor is of the opinion that the annual consolidated financial statements meet the statutory provisions and reflect possibly the most true picture of the asset and financial standing of the Group as at December 31st, 2008, as well as the results standing and cash flows of the Group for the financial year from January 1st to December 31st, 2008, pursuant to the International Reporting Standards (IFRSs), as applicable in the EU. The Group's financial report is congruent with the annual consolidated financial statements.

The Supervisory Board approves the annual financial statements of BWT Aktiengesellschaft, as well as the consolidated financial statements as at December 31st, 2008, drawn up by the Management Board. The provisions of § 125 para. 2 of the Companies Act are herewith fulfilled. Moreover, the Supervisory Board supports the proposal of the Management Board regarding the utilization of the annual results.

Mondsee, March 14th, 2009

Dr. Leopold BEDNAR
Chairman of the Supervisory Board

Financial definitons

Depreciation	Depreciation for fixed assets considered in the income statement (profit and loss account)
Book value per share	Equity per share
Call Option	Derivative financial instrument; an agreement that gives an investor the right (but not the obligation) to buy a stock, bond, commodity, or other instrument at a specified price within a specific time period
Capital Employed (CE)	Average used capital in the company defined by equity + net debt
Cash Management	Management of currencies/equivalent net assets of a company with the objective of an efficient use of these assets keeping the company solvent
Forward exchange transaction	Currency transaction, where the fulfillment takes place not immediately after transaction, but at a later time; for hedging changes in currency exchange rates
EBIT	Earnings Before Interest and Tax
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization
EBIT- / EBITDA-margin	EBIT / EBITDA in relation to turnover
Equity ratio	Ratio of equity capital in relation to all assets (balance sheet total)
Equity return	Result after taxes in relation to average equity capital; indicates the equity yield rate
EPS	Earnings per Share; group results divided by the weighted number of shares minus own shares
Equity-method	Consolidation method in group accounting for interests between 20% and 50%
Gearing	Net debt in relation to equity capital inclusive minority interests; a measure for the amount of debt
Goodwill	Positive difference between the price and net assets of an acquired company
Hedging	Measures of financial risk management in order to limit or avoid negative market value changes in the interest, currency, market price or raw material prices
Capital costs	Price for the allocation of capital in a broader sense (see also WACC)
KGV	Kurs-Gewinn-Verhältnis = Price-earnings-ratio; measure for the valuation of a share on the equity market
Tax accruals/deferrals	Temporally deviating estimated values in commercial accounting and tax accounting of the subsidiaries and from consolidation procedures lead to tax assets or tax liabilities
Material ratio	Expenditure for material and supplies in percent of the output
Net debt	Balance from financial liabilities minus liquid assets; opposite: net cash
Personnel ratio	Personnel expenditure in percent of total sales
Put Option	Derivative financial instrument; an agreement that gives an investor the right (but not the obligation) to sell a stock, bond, commodity, or other instrument at a specified price within a specific time period
Risk management	Systematic approach in order to identify and to evaluate potential risks and select and implement measures for risk handling
ROCE	„Return on Capital Employed"; NOPAT in relation to the capital employed = net yield on the capital employed: EBIT - group taxes in relation to average capital employed
Treasury	Company function for securing the financing, the financial risk and cash management (see there) of the company
WACC	Weighted Average Cost of Capital; average capital costs, which the company has to pay for debt and equity capital on the financial markets
Interest rate swap	Agreement on the exchange of differing cash flows for a certain period; the cash flows are based on fixed and variable interest rates; for hedging changes of interest rates

Water technology definitions

Absorption	Uptake or dissolving of one substance in another. In the process, substances taken up penetrate into the sorbent.
Adsorption	Accretion of gases or dissolved substances on the surface of a solid substance. This enrichment takes place on the surface only, and is caused by van der Waals' forces. An example is the adsorption of pesticides from water on activated carbon.
Activated carbon	Collective term for a group of synthesized, porous carbons with a spongy structure. This highly porous pure carbon is characterized by a large specific surface area (up to 1100 m^2 per gram). Activated carbon adsorbs organic matters from water and air.
Disinfection	Disinfection means the gradation or inactivation of pathogenic microorganisms by chemical agents (disinfectants) or physical processes resulting in disinfection (heat [e.g. steam of 100°C, boiling water], ultraviolet radiation - UV disinfection, ionising radiation).
Softening	Hardness components (calcium and magnesium ions) are exchanged for sodium ions with the aid of ion exchange resins which after depletion are regenerated back by sodium chloride solution. As the sodium salts formed in this way are easily water soluble, no limescale deposits develop in devices or pipes in the process of water heating.
Desalination	Process leading to elimination of dissolved ionic compounds from water by ion exchange, reverse osmosis or electrodialysis.
Deacidification	Refers almost exclusively to the elimination of aggressive carbonic acid which is aggressive to materials and can dissolve metals (iron, lead, zinc, cadmium, copper) from water pipes.
Filtration	Mechanical separation process resulting in separation of a suspension in its components, solid and liquid. As filter material, porous materials e.g. silica sand, filter cloths etc. are used.
Flocculation	Synthetic formation of flocs. In the process, colloids and other particles suspended in water, as e.g. alumina or sludge particles are removed. These particles mostly carry an electric charge, thus they must be destabilized before their separation by adding a flocculating agent.
Hardness	The quantity of hardness components in water, i.e. the sum of carbonate and non-carbonate hardness. Hardness components are primarily the ions of alkaline earth metals, calcium and magnesium, because they form hardly soluble deposits with carbonate and partly also with sulfations (the metals barium, strontium und radium which are also counted among the alkaline earth group occur in natural waters mostly in trace amounts only). In natural waters, carbonate hardness constitutes the main part of the total hardness. It is consistent with the proportion of alkaline earth ions which are present in water as hydrocarbonate and carbonate. The residual hardness components which are present e.g. as sulphates or chlorides are referred to as non-carbonate hardness.
Hard water	Hard water causes calcination of domestic appliances, increases the consumption of detergents, affects the taste and look of sensitive meals and drinks (e.g. tea). Hard water originates from regions in which sandstones and limestones predominate.
Lime and carbonic acid equilibrium	Calcite saturation; formerly: lime and carbonic acid equilibrium. The state of calcite or calcium carbonate saturation in water is achieved when in contact with calcite it tends neither to dissolve nor to precipitate calcium carbonate. If, due to carbonic acid excess, a water falls below its own pH-value of calcite saturation, it has a calcite dissolving effect; in contrast, if the pH-value is exceeded, it causes oversaturation (calcite precipitation). According to the provisions of the Drinking Water Directive, drinking water should not be calcite dissolving, otherwise calcareous materials (e.g. concrete) may be attacked, moreover, the formation of protective layer on metallic surfaces is inhibited. Hence, it is necessary to remove excessive carbonic acid from calcite-dissolving drinking water by deacidification.

Bacterial count	Colony count; expression for the number of visible and countable germinal colonies which have grown from a liquid or solid substance containing bacteria after incubation by mixing with a first liquefied, and then re-solidified medium.
Corrosion	Chemical reactions which develop when metalic materials come into contact with water are called corrosion. The most noted form of corrosion is the formation of rust on iron and metal. For instance, a corrosion form of copper is known by the name of verdigris.
Legionella	Legionellas are rod-shaped bacteria. Apart from legionella pneumophila, the most important species from epidemiological perspective, there are more than 30 further species of which at least 17 are "human pathogenic".
Membranes	Natural or synthesized flat formations which are able to separate fluid phases or even two volumes of a phase with different composition from each other, and their ability consists in enabling mass transfer between them. Depending on the dividing line, a distinction is made between microfiltration, ultrafiltration, nanofiltration and reverse osmosis.
Microfiltration	Membrane separation process (pore size 0.05 to 1.0 µm; usually 0.2 µm) with low pressure (0.5 to 1.5 bar). Both particles and bacteria can be retained.
Nanofiltration	Is a special membrane separation process which retains particles from the size of ca. 1 nanometre (1 nm).
Oxidation	In the process of chemical oxidation, the element or compound oxidised releases electrons and changes into a higher valence stage. Generally speaking, oxidation means the uptake of oxygen. Typical oxidation reactions in water treatment technology are iron and manganese removal, wastewater from chemical and electroplating industries, but also the reduction of organic ingredients.
Ozone	Oxygen molecule formed by three oxygen atoms. It is the strongest oxidising agent used in water treatment which is durable for a short time only.
pH-value	Measured value for the hydrogen ion concentration contained in aqueous solutions, thus the measure for the acid, neutral or basic reaction of a solution. The pH-value ranges from 0 to 14. Acids have a pH-value below 7, and bases above 7. Water in its original form has a pH-value of 7 (neutral). According to the Drinking Water Directive, drinking water must not show a pH-value below 6.5, and not above 9.5 .
Process water	Water for the operation or maintenance of an industrial process; the water can come into direct contact with other substances and partly dissolve them or take up undissolved. The requirements on the quality of process water depend on the particular process.
Ultrapure water	Deionised water manufactured from demineralised water by means of additional treatment steps with special mixed-bed ion exchangers, activated carbon adsorbers and microfilters . This water contains only residual contents of dissolved salts and organic compounds in the range of several nanograms .
Pure water	Purified water manufactured by means of ion exchangers, reverse osmosis systems or distillation which still shows a certain residual salt content (e.g. 1 µS/cm or more).
Drinking water	Water which is suitable for human consumption/use and complies with the Drinking Water Directive is referred to as drinking water. The drinking water requirements are defined in EU Guidelines and in the Drinking Water Directive of August 21, 2001.
Ultrafiltration	Membrane separation process (pore size ca. 0.005 to 0.05 µm) under pressure (2 to 10 bar). Particles from submicron range (bacteria, viruses, giardias, cryptosporidia) through to macromolecules can be retained .
Reverse osmosis	Membrane separation process; salt concentrate (brine) forming on the water side of pipes is discharged as wastewater. Water which flowed through the membrane (permeate) is low in salt. The retention rate for dissolved salts amounts 95 to 99%.
UV irradiation	Ultraviolet (UV) radiation is a short-wave, energy-rich, electromagnetic radiation unvisible for the human eye which is used for disinfection in drinking water treatment.

BWT Group Locations

Headquaters
BWT Aktiengesellschaft
A-5310 Mondsee, Walter-Simmer-Straße 4
Phone +43-6232-5011-0
Fax +43-6232-4058
E-mail: office@bwt.at
www.bwt-group.com, www.bwt.at

BWT locations

AUSTRIA
BWT Austria GmbH
A-5310 Mondsee, Walter-Simmer-Straße 4
Phone +43-6232-5011-0
Fax +43-6232-4058
E-mail: office@bwt.at
www.bwt-group.com, www.bwt.at

arcana pool systems gmbh
A-2201 Gerasdorf bei Wien, Brünner Str. 186
Phone +43-2246-28555-0
Fax +43-1-2246-28555-10
E-mail: office@arcanapoolsystems.at
www.arcanapoolsystems.com
www.mypool.at

Manufactur für Glas und Spiegel GmbH
A-9523 Villach/Landskron, Emailwerkstr. 25
Phone +43-4242-41671-0
Fax +43-4242-41671-6
E-mail: office@neher.at
www.neher.at

Office:
water+more Austria
c/o BWT AG
5310 Mondsee, Walter-Simmer-Straße 4
Phone +43-6232-5011-1164
Fax +43-6232-4058
E-mail: info@water-and-more.de
www.water-and-more.com

BELGIUM
BWT Belgium N.V.
B-1930 Zaventem, Leuvensesteenweg 633
Phone +32-2-758 03 10
Fax +32-2-758 03 33
E-mail: bwt@bwt.be
www.bwt.be

Benchem N.V.
B-3190 Boortmeerbeek, Industrieweg 8
Phone +32-16-60 77 71
Fax +32-16-60 75 55
E-mail: info@benchem.be
www.benchem.be

Office:
water+more by BWT Belgique S.A.
1930 Zaventem; Leuvensesteenweg 633
Phone +32-2-758 03 10
www.water-and-more.com

DENMARK
HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Phone +45-43-600 500
Fax +45-43-600 900
E-mail: hoh@hoh.dk
www.hoh.dk

Safety Covers ApS
DK-8963 Auning, Mortensensvej 26
Phone +45-86-48 45 00
Fax +45-86-48 44 62
E-mail: mail@safetycovers.dk
www.safetycovers.dk

Office:
water+more Denmark
c/o HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Phone +45-43- 970 297
www.water-and-more.com

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Phone +49-6203-73-0
Fax +49-6203-73-102
E-mail: bwt@bwt.de
www.bwt.de

FuMA-Tech Gesellschaft für funktionelle
Membranen und Anlagentechnologie GmbH
D-66386 St. Ingbert, Am Grubenstollen 11
Phone +49-6894-9265-0
Fax +49-6894-9265-99
E-mail: office@fumatech.de

D-71665 Vaihingen/Enz, Steinbeisstraße 41-43
Phone +49-7042-97024-0, Fax ext. 99
E-mail: skb@fumatech.de
www.fumatech.de

water+more by BWT GmbH
Spiegelgasse 13
D-65183 Wiesbaden
Phone +49-611-580 19-0
Fax +49-61-580 19-22
E-mail: info@water-and-more.de
www.water-and-more.com

FINLAND
HOH Separtec Oy
P.O. Box 19
Varppeenkatu 28, FIN-21201 Raisio
Phone +358-2-4367 300
Fax +358-2-4367 355
E-mail: hoh@hoh.fi
www.hoh.fi

FRANCE
BWT France SAS
F-93206 Saint Denis Cedex,
103, rue Charles Michels
Phone +33-1-49 22 45 00
Fax +33-1-49 22 45 45
E-mail: bwt@bwt.fr
www.bwt.fr

Office:
Permo
F-93206 Saint Denis Cedex
103, rue Charles Michels
Phone +33-1-49 22 46 46
Fax +33-1-49 22 46 50
E-mail: permo@permo.tm.fr
www.permo.tm.fr

Cillit
15 a, Avenue de l'Europe
B.P. 80045 – Schiltigheim
F-67013 Strasbourg Cedex
Phone +33-3-90 20 04 20
Fax +33-3-88 83 50 90
E-mail: sebastien.marlier@cillit.tm.fr
www.cillit.tm.fr

CPED SAS – Centre Pilote Eau Douce
14, rue du Petit Albi - BP 38400
F-95805 Cergy Pontoise Cedex
Phone +33-1-34 20 10 70
Fax +33-1-34 20 10 79
E-mail: thierry.tokatlian@cped.fr
www.cped.fr

CPS SAS
14, rue du Petit Albi - BP 38400
F-95805 Cergy Pontoise Cedex
Phone +33-1-34 20 10 70
Fax +33-1-34 20 16 89
E-mail: thierry.tokatlian@cped.fr

Office:
water+more by BWT
F-93206 Saint Denis Cedex
103, rue Charles Michels
Phone +33-1-64 66-88 35
Fax +33-1-64 77-25 03
www.water-and-more.com

ITALY
Cillichemie Italiana Srl
I-20129 Milano, Via Plinio, 59
Phone +39-02-2046343
Fax +39-02-201058
E-mail: info@cillichemie.com
www.cillichemie.com

water+more Italia S.r.l
Via Angelo Maj, 10
I-24121 Bergamo
Phone +39-035 210738
www.water-and-more.com

MALTA
BWT International Trading Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Malta
Phone +356-213 20 222
Fax +356-213 20 223
E-mail: jp@bdomalta.com.mt

ANNA International Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Malta
Phone +356-213 35 174
E-mail: office@annafilters.com
www.annafilters.com

NETHERLANDS
BWT Nederland BV
NL-2382 NA Zoeterwoude, Energieweg 9
Phone +31-71-750 36 66
Fax +31-71-589 74 29
E-mail: sales@bwtnederland.nl
www.bwtnederland.nl

NORWAY
HOH Birger Christensen AS
Røykenveien 142
N-1386 Asker

Postal address:
P.O. Box 136
N-1371 Asker
Phone +47-67-17 70 00
Fax +47-67-17 70 01
E-mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska Sp. z o.o.
PL 01-304 Warszawa, ul. Połczynska 116
Phone +48-22-665 26 09
Fax +48-22-664 96 12
E-mail: bwt@bwt.pl
www.bwt.pl

SWEDEN
HOH Vattenteknik AB
Jägershillsgatan 18
S-213 75 Malmö

Postal address:
Box 9226
S-200 39 Malmö
Phone +46-40-691 45 00
Fax +46-40-21 20 55
E-mail: info@vattenteknik.se
www.vattenteknik.se

SWITZERLAND
Christ AQUA AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Phone +41-61-755 88 99
Fax +41-61-755 88 90
E-mail: info@christ-aqua.ch
www.christ-aqua.ch
www.christ-aquadrink.ch

Quality Tech AG
Im Grüt 1
4225 Brislach
Phone +41-061-789 25 27
Fax +41-061-789 25 28
Email: info@qualitytech.ch
www.aquavitalis.ch

SPAIN
Cilit SA
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, C/Silici, 71 - 73
Phone +34-93-474 04 94
Fax +34-93-474 47 30
E-mail: cilit@cilit.com
www.cilit.com

water+more Iberica S.L.
World Trade Center
Moll de Barcelona, Edifico Sur 2a
E-08039 Barcelona
Phone +34 93 344 32 29
www.water-and-more.com

CZECH REPUBLIC
BWT Česká republika s.r.o.
CZ 251 01 Říčany, Lipová 196 - Čestlice
Phone +420-272 680 300
Fax +420-272 680 299
E-mail: info@bwt.cz
www.bwt.cz

HUNGARY
BWT Hungária Kft.
H-2040 Budaörs, Kamaraerdei út 5
Phone +36-23-430-480
Fax ext. 482
E-mail: info.bp@bwt.hu
www.bwt.hu

UKRAINE
BWT Ukraine Ltd.
Moskovskiy Av. 21 Ä
UA 04073 Kiev, Ukraine
Phone: +38 0440 390 76 18
Fax: +38 044 390 76 19
E-mail: bwt@bwt.com.ua
www.bwt.com.ua

CHINA
BWT Water Technology (Shanghai) Co., Ltd.
No. 248 Xintuan Road, Qingpu Industry Zone,
201707 Shanghai, P. R. China
Phone +86-21-5986 7100
Fax +86-21-5986 7101
E-mail: info@bwt.cn
www.bwt.cn

RUSSIA
OOO BWT
Mr. Dr. Pavel Buinovski
Ul. Kasatkina 3A
129 301 Moscow
Russian Federation
Phone +7 495 686 6264
Fax: +7 495 686 7465
E-mail: info@bwt.ru
www.bwt.ru

Financial calendar 2009:

2008 Annual results (Vienna)	27 March 2009
Annual General Meeting (Vienna)	20 May 2009
Ex-dividend date	28 May 2009
Dividend payment date	2 June 2009
Letter to Shareholders I/2009	08 May 2009
Letter to Shareholders II/2009	07 August 2009
Letter to Shareholders III/2009	13 November 2009

Imprint:
BWT Annual Report 2008

Edition and Layout:
BWT Aktiengesellschaft

Information and Inquiries:
BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43-6232-5011-1113
Fax +43-6232-5011-1191
E-mail: investor.relations@bwt-group.com

www.bwt-group.com

www.bwt-group.com